Exhibit 4(a)(2)

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

EASTMAN KODAK COMPANY

AND

SCITEX DIGITAL PRINTING, INC.,

SCITEX CORPORATION, LTD.,

AND

SCITEX DEVELOPMENT CORP.

November 24, 2003

i

EXHIBITS

Exhibit	Exhibit Name

A	Tax Custody Agreement

B	Indemnification Custody Agreement

C	Skadden, Arps, Slate, Meagher & Flom LLP Opinion

D	Goldfarb, Levy, Eran & Co. Opinion

E	Harter, Secrest & Emery LLP Opinion

ASSET PURCHASE AGREEMENT

          This Asset Purchase Agreement (this “Agreement”), dated as of November 24, 2003, is made by and among Eastman Kodak Company, a New Jersey corporation (the “Buyer”), Scitex Digital Printing, Inc., a Massachusetts corporation (“SDP”), Scitex Corporation, Ltd., a corporation organized under the laws of Israel (“SCL” and, together with SDP, the “Sellers” and each a “Seller”), and Scitex Development Corp., a Massachusetts corporation (“SDC”).  Each of the entities in the preceding sentence are referred to collectively herein as the “Parties” and individually as a “Party.”

          WHEREAS, the Sellers, either themselves or through some or all of their Subsidiaries, are engaged in the business of designing, developing, manufacturing, marketing and supporting products for the commercial and transaction printing market, including high-speed inkjet printing systems (the “Business”; for purposes of clarity, it is expressly agreed and understood by the Parties that the Business shall not include any business, activities, assets and properties of SCL and its Subsidiaries and Affiliates other than the business, activities, assets and properties of (a) SDP and its Subsidiary, (b) Scitex Digital Printing Nederlands BV, a company organized under the laws of the Netherlands (“SDP Nederlands”) and its Subsidiaries, (c) Scitex Digital Printing UK Limited, a private limited company organized under the laws of the United Kingdom (“SDP UK”), (d) Scitex Digital Printing (Asia Pacific) Pte. Ltd., a private limited liability company organized under the laws of Singapore (“SDP Singapore”), and (e) Scitex Digital Printing Japan K.K., a corporation organized under the laws of Japan (“SDP Japan”)); and

          WHEREAS, the Sellers desire to sell and assign to the Buyer, and the Buyer desires to purchase and assume from the Sellers, on the terms and subject to the conditions set forth in this Agreement, the Acquired Assets and Assumed Liabilities.

          NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

          1.   Definitions.

                    “Acquired Assets” means all of the Sellers’ right, title, and interest (subject to Permitted Security Interests) in and to all of the Sellers’ assets and rights relating to the Business, including the following assets of the Sellers that are (in the case of SCL, primarily) used in, related to, or arise out of the Business, but which shall not include any of the Excluded Assets: (a) Leases and Third Party Leases that are listed on §3(h) of the Disclosure Schedule (the “Assumed Leases”), improvements, fixtures, and fittings thereon, and easements, rights-of-way, and other appurtenants thereto (such as appurtenant rights in and to public streets), (b) tangible personal property (and any related product warranties (including machinery, equipment, inventories of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods, furniture, automobiles, trucks, tractors, and trailers)), (c) all Intellectual Property, (d) agreements, contracts, instruments, guaranties, other similar arrangements, and rights thereunder, including those listed on §3(l) of the Disclosure Schedule (collectively, the “Assumed Contracts”), (e) accounts receivable, notes receivable, and other receivables, (f) claims, deposits, prepayments, refunds, unclaimed funds, causes of action, rights of recovery, rights of set off, and rights of recoupment, (g) Governmental Authorizations, (h) books, records, ledgers, files, documents, customer lists, correspondence, lists, plans, architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, technical reports, laboratory data and laboratory notebooks, models, prototypes, bread boards, brass boards, and other printed or written materials, (i) technical and descriptive materials (in whatever form relating to the acquisition, design, development, use or maintenance of the products and services sold by or offered for sale by the Business), (j) all Inventory of the Sellers, (k) all software programs in any media, including any compilers, tools libraries, source codes, debuggers and higher level or proprietary language, (l) all claims that the Sellers may have against any Person relating to or arising out of any Acquired Asset, including rights to recover damages, settlements, rights to refunds, claims for compensation or benefits, insurance claims, claims of infringement or past infringement of any Intellectual Property rights and royalty or similar rights related to any Intellectual Property, (m) rights in and with respect to the assets associated with the Assumed Plans or Employee Benefit Plans of any Seller Subsidiary, (n) all of the issued and outstanding shares of capital stock of (1) SDP Australia (the “Australia Shares”), (2) SDP Nederlands (the “Nederlands Shares”), (3) SDP UK (the “UK Shares”), (4) SDP Singapore (the “Singapore Shares”), and (5) SDP Japan (the “Japan Shares”), (o) with respect to the Seller Subsidiaries only, (1) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Seller Subsidiaries as corporate entities and (2) all cash, cash equivalents and bank accounts of SDP Subsidiaries, and (p) cash or cash equivalents of SDP in excess of $12,000,000.

                    “Adverse Consequences” means all actions, losses, suits, proceedings, judgments, orders, damages, dues, penalties, interest, costs, fines, expenses, and fees, including reasonable attorneys’ fees and expenses.

                    “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

                    “Agreement” has the meaning set forth in the preface above.

                    “Allocation” has the meaning set forth in §2(g) herein.

                    “Assumed Contracts” has the meaning set forth in this §1.

                    “Assumed Leases” has the meaning set forth in this §1.

                    “Assumed Liabilities” means all Liabilities of the Sellers relating to or arising out of the Business or the Acquired Assets on the Closing Date, except the Retained Liabilities.

                    “Assumed Plans” means (i) SDP’s Executive Employee Severance Pay Plan, as amended and restated on August 26, 2003, including all appendices thereto, (ii) SDP’s Employee Severance Pay Plan dated February 1, 1999, (iii) the Deferred Compensation Plan, (iv) Severance Letters from SDP to Michael Codispoti, Marva Cosby, Stephen Henriksen, Richard Klein, Wayne Lemmerbrock, Eliezer Lubitch, Kazem Samandari, Nachum Shamir and Yosef Zylberberg each dated September 2, 2003 (only to the extent such Persons become Transferred Employees), and (v) any Employee Benefit Plan assumed by the Buyer in accordance with §5(f)(v) herein.

                    “Antitrust Laws” means any antitrust or trade regulatory laws of any Governmental Entity.

                    “Australia Shares”  has the meaning set forth in this §1.

                    “Basket Amount” has the meaning set forth in §8(f)(i) herein.

                    “Business” has the meaning set forth in the preface above.

                    “Buyer” has the meaning set forth in the preface above.

                    “Buyer Disclosure Schedule” has the meaning set forth in §4 herein.

                    “Buyer Indemnified Parties” has the meaning set forth in §8(b)(i) herein.

                    “Buyer Losses” has the meaning set forth in §8(b)(i) herein.

                    “Cap Amount” has the meaning set forth in §8(f)(i) herein.

                    “Claim” has the meaning set forth in §8(d)(i) below.

                    “Closing” has the meaning set forth in §2(e) herein.

                    “Closing Date” has the meaning set forth in §2(e) herein.

                    “Code” means the Internal Revenue Code of 1986, as amended.

                    “Confidential Information” has the meaning set forth in §5(j)(iii).

                    “Confidentiality Agreement” has the meaning set forth in §9(c) herein.

                    “Deferred Compensation Plan” means the Scitex Digital Printing, Inc. Supplemental Deferred Compensation Plan, including the Adoption Agreement related thereto dated December 20, 1995, as amended on August 26, 2003.

                    “Disclosing Party” has the meaning set forth in §5(j)(i) herein.

                    “Disclosure Schedule” means the Sellers’ Disclosure Schedule accompanying this Agreement as defined in §3 herein.

                    “Employee” means each individual employed by the Seller as of the Closing Date including those employees of the Seller who are on vacation, short-term disability or other approved leave of absence from employment on such date; provided, however, that persons who are on short-term disability, vacation or leave of absence will not become “Employees” unless they return to active employment within four (4) weeks after the Closing Date and that persons on long-term disability are not “Employees.”

                    “Employee Benefit Plan” has the meaning set forth in §3(o)(i) herein.

                    “Environmental, Health, and Safety Requirements” shall mean all federal, state, local and foreign statutes and regulations concerning public health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, discharge, release, control, or cleanup of any Hazardous Substances.

                    “Equity Interest” has the meaning set forth in §3(e)(iii) herein.

                    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

                    “ERISA Affiliate” has the meaning set forth in §3(o)(i) herein.

                    “Excluded Assets” means (i) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Sellers as corporate entities, (ii) all deferred Tax assets and Tax attributes of the Sellers, including all net operating losses, deductions and credits, refunds, overpayments and prepayments of Taxes, (iii) all Tax Returns of the Sellers and all books and records relating thereto, (iv) all rights of the Sellers under this Agreement (or under any other agreement between the Sellers on the one hand and the Buyer on the other hand entered into on or after the date of this Agreement), (v) any Employee Benefit Plan or employment agreement (other than provisions or agreements as to confidentiality or proprietary rights) between SDP and any employee, other than the Assumed Plans and any Employee Benefit Plan of any Seller Subsidiary and all funds and accounts held thereunder and assets and liabilities related thereto, (vi) the capital stock of the Sellers or of any Affiliate of the Sellers, other than the Seller Subsidiaries; (vii) any personnel files or records related to any employee of any Seller, (viii) $12,000,000 in cash and cash equivalents of SDP, (ix) bank accounts of the Sellers (except for those bank accounts of SDP reasonably requested by the Buyer and feasibly transferable by SDP), (x) the Seller Trademarks, and (xi) any Liability from SDP or SCL or any of their respective Subsidiaries (other than the Seller Subsidiaries.

                    “Excluded Business” has the meaning set forth in §9(r) herein.

                    “Financial Statements” has the meaning set forth in §3(f) herein.

                    “GAAP” means United States generally accepted accounting principles, methods and practices set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, and statements and pronouncements of the Financial Accounting Standards Board, the Securities and Exchange Commission or of such other Person as may be approved by a significant segment of the U.S. accounting profession, as in effect on the date of this Agreement.

                    “General Liabilities Account” has the meaning set forth in §2(c)(ii).

                    “General Survival Period” has the meaning set forth in §8(a) herein.

                    “Governmental Authorizations” means approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from Governmental Entities.

                    “Governmental Entity” has the meaning set forth in §3(c) herein.

                    “Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                    “Hazardous Substances” means any flammable explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum products, methane, hazardous materials, hazardous wastes, hazardous or toxic substances, chemical substances or mixtures and pesticides as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601 et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. Sections 1801 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sections 6901 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. Sections 136 et seq.) and any other applicable environmental Laws.

                    “Income Tax” means any (i) federal, state, local or foreign income tax and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i) above.

                    “Indemnification Custody Agreement” has the meaning set forth in §2(c)(ii).

                    “Indemnified Party” has the meaning set forth in §8(d) herein.

                    “Indemnifying Party” has the meaning set forth in §8(d) herein.

                    “Intellectual Property” means (i) all patents and patent applications, together with all divisions, reissuances, continuations, continuations-in-part, revisions, revivals, extensions, substitutions, and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names, Internet domain names and corporate names, together with all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all works of authorship, all copyrights related thereto, and all applications, registrations, and renewals in connection therewith, (iv) all inventions, improvements, know-how, discoveries, disclosures, technology, methods, drawings, designs, mask works, technical processes, developments, techniques, formulae, work papers, algorithms, technical data, and trade secrets and other proprietary information, (v) all computer software (including data and related documentation), and (vi) the right to make derivative works of, and any moral rights related to, the foregoing items.

                    “Inventory” means all inventory held for resale and all other raw materials, work in process, finished products, spares, wrapping, supply and packaging items related to the Business.

                    “Japan Shares” has the meaning set forth in this §1.

                    “Knowledge” means (i) in the case of the Sellers, the actual knowledge of the Sellers’ employees listed on §1 of the Disclosure Schedule or such knowledge which should have been obtained by such Persons after reasonable inquiry, which shall include the reasonable inquiry of Gary Froelich and Joan Haushalter as to matters relevant to their services on behalf of SDP, or (ii) in the case of the Buyer, the actual knowledge of the Buyer or such knowledge which should have been obtained by the Buyer after reasonable inquiry.

                    “Law” has the meaning set forth in §3(c) herein.

                    “Leased Real Property” means all interests in real property pursuant to the Leases.

                    “Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which any Seller or Seller Subsidiary is the lessee, sublessee, licensee, user or occupant of real property, or interests therein in connection with the conduct of the Business as of the Closing Date.

                    “Liability” means any direct or indirect liability, obligation, damage, or indebtedness (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

                    “Material Adverse Effect” means such state of facts, event, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business, taken as a whole (except for any state of facts, event, change or effect (i) relating to general economic conditions in any of the geographic areas in which the Sellers operate, (ii) relating to conditions caused by acts of terrorism or war (whether or not declared) to the extent not directly causing physical damage to the Acquired Assets, (iii) affecting Persons in the industries in which the Sellers operate to the extent the Business is not disproportionately affected as compared to other industry participants, (iv) which arise from, are related to, or have been reflected in this Agreement or the Disclosure Schedule (in the case of the Disclosure Schedule, only to the extent of the significance and magnitude which are accurately reflected or readily apparent on the face of the disclosure made in the relevant Disclosure Schedule), or (v) which become applicable as a result of the business or activities in which the Buyer is or proposes to be engaged, or as a result of any acts or omissions by, the Buyer), or that would reasonably be expected to materially impair the ability of the Seller to perform its obligations under, or to consummate the transactions contemplated by, this Agreement.

                    “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

                    “Most Recent Financial Statements” has the meaning set forth in §3(f) herein.

                    “Most Recent Fiscal Quarter End” has the meaning set forth in §3(f) herein.

                    “Most Recent Fiscal Year End” has the meaning set forth in §3(f) herein.

                    “Nederlands Shares” has the meaning set forth in this §1.

                    “Non-Income Tax” means any tax other than an Income Tax.

                    “Non-Income Tax Return”  means any Tax Return filed in respect of Non-Income Taxes.

                    “Ordinary Course of Business” means the ordinary course of business consistent with past practice.

                    “Parties” has the meaning set forth in the preface above.

                    “Permitted Security Interest” has the meaning set forth in this §1.

                    “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

                    “Purchase Price” has the meaning set forth in §2(c) herein.

                    “Purchase Transaction” means (i) any direct or indirect acquisition, whether by purchase, merger, consolidation, stock sale (primary or secondary) or any other structure which would result in the direct or indirect sale of any substantial part of any of SDP’s or a Seller Subsidiary’s capital stock, assets or Business, in either one or a series of transactions outside the Ordinary Course of Business, or (ii) any arrangement whereby direct or indirect effective operating control of SDP’s or any Seller Subsidiary’s assets, consolidated business or a substantial portion thereof is granted to another party.

                    “Receiving Party” has the meaning set forth in §5(j)(i) herein.

                    “Release of Hazardous Material” means any actual or threatened spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of any Hazardous Substance into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing, or which may have contained, any Hazardous Substance).

                    “Release Event” means the close of business on the twentieth (20th) business day following the Closing Date, unless the Buyer establishes that a notice of lien with respect to the Acquired Assets was filed prior to the Closing Date by the IRS in accordance with Section 6323(f) of the Code and Treas. Reg. §301.6323(f)-1 (a “Tax Lien Notice”), in which case, a Release Event shall be the earliest to occur of (i) a withdrawal of the Tax Lien Notice pursuant to §6323 of the Code or the Treas. Regs. thereunder, (ii) a final determination that the Tax Lien Notice was defective or was otherwise not valid as against the Buyer by a court or agency of competent jurisdiction, (iii) the payment or other settlement in full of the tax claim which gave rise to the Tax Lien Notice or (iv) a written acknowledgement of the Buyer that the Tax Lien Notice is not valid against it.

                    “Required Consents” has the meaning set forth in §5(b)(i) herein.

                    “Retained Liabilities” means (i) any Liability of any Seller for any Income Taxes for any period, (ii) any Liability of any Seller or Seller Subsidiary arising from any obligation of such Seller or Seller Subsidiary to indemnify any Person by reason of the fact that such Person was a director or officer of any Seller or its Subsidiaries or was serving at the request of any such entity as a partner, trustee, director or officer of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise), (iii) any intercompany Liability among the Sellers and any of their respective Subsidiaries and/or Creo Inc. (other than solely among the Seller Subsidiaries), (iv) any Liability of any Seller or Seller Subsidiary for costs and expenses (other than one-half of all Transfer Taxes), including finder’s fees, incurred in connection with this Agreement and the transactions contemplated hereby, (v) Liabilities of any Seller or Seller Subsidiary arising under foreign, federal or state securities laws, (vi) any Liability or obligation of any Seller or Seller Subsidiary under this Agreement (or under any other agreement between any Seller on the one hand and the Buyer on the other hand entered into on or after the date of this Agreement and prior to Closing), (vi) any Liability for severance with respect to any employee who does not become a Transferred Employee because he/she does not accept employment with the Buyer or its Affiliates pursuant to an offer made in accordance with §5(f) below, and (vii) any Liability related to any Employee Benefit Plan or employment agreement (other than provisions or agreements as to confidentiality or proprietary rights) between SDP and any employee, other than the Assumed Plans or any Employee Benefit Plan of any Seller Subsidiary.

                    “SCL” has the meaning set forth in the preface above.

                    “SDC” has the meaning set forth in the preface above.

                    “SDP” has the meaning set forth in the preface above.

                    “SDP Australia” means Scitex Digital Printing Pty Ltd., a private limited company organized under the laws of Australia.

                    “SDP Japan” has the meaning set forth in the preface above.

                    “SDP Nederlands” has the meaning set forth in the preface above.

                    “SDP Singapore” has the meaning set forth in the preface above.

                    “SDP UK” has the meaning set forth in the preface above.

                    “Securities Act” means the Securities Act of 1933, as amended.

                    “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

                    “Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (A) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar liens for sums not yet due and payable and other similar liens that are being contested in good faith, (B) liens for Taxes not yet due or payable (other than liens for United States Federal Income Taxes of SDP or SDC in respect of which an IRS assessment has been made), (C) liens securing rental payments under capital lease arrangements, and (D) installments of special assessments not yet due and payable, recorded easements, covenants or other restrictions, utility easements, building restrictions, set-back requirements, zoning restrictions and other easements and restrictions generally with respect to property of a similar character and other matters affecting title which do not have a material and adverse impact on the current use or occupancy of the property subject thereto; clauses (A) through (D) above shall collectively be referred to herein as “Permitted Security Interests”.

                    “Sell-Off Period” has the meaning set forth in §5(i)(iii) herein.

                    “Seller” and “Sellers” has the meaning set forth in the preface above.

                    “Seller Indemnified Parties” has the meaning set forth in §8(c)(i) herein.

                    “Seller Losses” has the meaning set forth in §8(c)(i) herein.

                    “Seller Subsidiaries” has the meaning set forth in §3(a) herein.

                    “Seller Trademarks” has the meaning set forth in §5(i)(i) herein.

                    “Shares” means, collectively, the Australia Shares, the Nederlands Shares, UK Shares, the Singapore Shares and the Japan Shares.

                    “Small Claim Amount” has the meaning set forth in §8(f)(i) herein.

                    “Singapore Shares” has the meaning set forth in this §1.

                    “Special Survival Period” has the meaning set forth in §8(a) herein.

                    “Subsidiary” means any Person with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or similar ownership interests or has the power to vote or direct the voting of sufficient ownership interests to elect a majority of the directors or persons filling a similar role with respect to such Person.

                    “Superior Proposal” means any offer not solicited in violation of the provisions of §5(l) and made by a third party to consummate a Purchase Transaction, which the board of directors of SCL determines in good faith has a reasonable likelihood of closing and is otherwise on terms which the board of directors of SCL determines in good faith (after consultation with a financial advisor and considering such other matters as it deems relevant) would, if consummated, result in a transaction more favorable to the stockholders of SCL than the transaction contemplated hereby, taking into account, in the reasonable good faith judgment of the board of directors of SCL after consultation with its financial advisor, the financial means of the Person making the Superior Proposal to consummate such transaction.

                    “SWDA” has the meaning set forth in §3(p)(iv) herein.

                    “Tax” or “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies, duties or other assessments, including, without limitation, all net income, alternative minimum or add-on tax, gross income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, security, employment, unemployment, withholding, excise, severance, stamp, occupation, property and estimated taxes, sewer taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i) above.

                    “Tax Account” has the meaning set forth in §2(c)(i) herein.

                    “Tax Custody Agreement” has the meaning set forth in §2(c)(i).

                    “Tax Lien Notice” has the meaning set forth in this §1.

                    “Tax Return” means any report, return, statement, declarations, estimates and forms (including any related or supporting information) or other written information required to be supplied to any taxing authority in connection with Taxes.

                    “Third Party Lease” means each lease, sublease or other right of occupancy affecting or relating to a property used or held for use in the conduct of the Business as of the Closing Date in which any Seller or Seller Subsidiary is the landlord, either pursuant to the terms of a lease or sublease agreement.

                    “Transfer Tax Returns” has the meaning set forth in §5(h)(i).

                    “Transfer Taxes” has the meaning set forth in §5(h)(i) herein.

                    “Transferred Employee” has the meaning set forth in §5(f)(i) herein.

                    “UK Shares” has the meaning set forth in this §1.

                    “WARN Act” has the meaning set forth in §5(g) herein.

             2.   Basic Transaction.

                    (a)     Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Sellers, and the Sellers agree to sell, transfer, convey, and deliver to the Buyer, all of the Acquired Assets at the Closing for the consideration specified below in this §2.

                    (b)     Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, the Buyer agrees to assume and become responsible for the Assumed Liabilities at the Closing.  The Buyer will not assume or have any responsibility, however, with respect to the Retained Liabilities.

                    (c)     Purchase Price. The aggregate purchase price will be Two Hundred and Fifty Million Dollars ($250,000,000) (the “ Purchase Price”).  On the terms and subject to the conditions set forth herein, at the Closing, the Buyer will pay the Initial Purchase Price as follows:

                   (i)          fifteen million dollars ($15,000,000) in immediately available funds by wire transfer to a U.S. bank account of SDC as designated in writing by SDP at least two (2) business days prior to the Closing (the “Tax Account”), which account shall be maintained in accordance with the terms of the Custody Agreement attached hereto as Exhibit A (the “Tax Custody Agreement”) prior to a Release Event;

                   (ii)         ten million dollars ($10,000,000) in immediately available funds by wire transfer to a U.S. bank account of SDC or SCL as designated in writing by SDP at least two (2) Business days prior to the Closing (the “General Liabilities Account”), in accordance with the terms of the Custody Agreement attached hereto as Exhibit B (the “Indemnification Custody Agreement”); and

                   (iii)        the amount of the balance of the Purchase Price by wire transfer of immediately available funds to an account designated in writing by SDP or SCL at least (2) two business days prior to the Closing.

                    (d)     The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).

                    (e)     Deliveries at the Closing. At the Closing, (i) the Sellers will deliver to the Buyer the various certificates, instruments, and documents referred to in §6(a) below; (ii) the Buyer will deliver to the Sellers the various certificates, instruments, and documents referred to in §6(b) below; (iii) the Sellers will execute, acknowledge (if appropriate), and deliver to the Buyer (A) assignments (including Assumed Lease, Assumed Contract and Intellectual Property transfer documents) in customary form to be reasonably agreed by the Parties, (B) a non-foreign certification for SDP in customary form to be reasonably agreed by the Parties, (C) a bill of sale with respect to the Acquired Assets in customary form to be reasonably agreed by the Parties, and (D) such other instruments of sale, transfer, conveyance, and assignment as the Buyer and its counsel reasonably may request; (iv) the Buyer and Sellers will execute, acknowledge (if appropriate), and deliver to each other (A) an assignment and assumption agreement in customary form to be reasonably agreed by the Parties, to assign the Assumed Liabilities to the Buyer, (B) the Tax Custody Agreement and (C) the Indemnification Custody Agreement; and (v) the Buyer will deliver to the Sellers (A) such other instruments of assumption as the Sellers and their counsel reasonably may request; and (B) the consideration specified in §2(c) above.

                    (f)     Allocation of Consideration.  As promptly as reasonably practicable after the Closing, the Sellers and the Buyer shall reasonably agree to allocate the Purchase Price and Assumed Liabilities in accordance with §2(f) of the Disclosure Schedule (the “Allocation”), which section of the Disclosure Schedule shall be attached when determined by the Parties.  Each of the Sellers and the Buyer shall (i) be bound by the Allocation for purposes of determining any Taxes, (ii) timely file all forms (including Internal Revenue Service Form 8594) and Tax Returns required to be filed in connection with the Allocation, (iii) prepare and file, and cause its Affiliates to prepare and file, their respective Tax Returns on a basis consistent with the Allocation, and (iv) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return, in any proceeding before any taxing authority or in any report made for Tax purposes.  In the event that the Allocation is disputed by any taxing authority, the Party receiving notice of the dispute shall promptly notify and consult with the other Party and keep the other Party reasonably appraised of material developments concerning resolution of such dispute.

                    (g)     Agreements Not Assigned.  To the extent that the transfer or assignment of any Acquired Asset relating to the Business shall require the consent of another party thereto, this Agreement shall not constitute an agreement to transfer or assign the same if an attempted assignment would constitute a breach thereof, but the Sellers and the Buyer agree to use reasonable commercial efforts to obtain the written consent of the other parties to the transfer or assignment of such Acquired Asset (it being understood and agreed that the Sellers and the Buyer shall not be required to make any payment or furnish any other material consideration to obtain any such consent), and if any such consent with respect to an Acquired Asset (other than any de minimis Acquired Asset) is not obtained prior to Closing, the Parties shall in good faith effectuate such arrangements as are necessary to put the Parties in as close an economic position as commercially practicable to that which the Parties would have been in had consents been obtained.  The Parties hereby acknowledge and agree that any such arrangements would require, among other things, (i) SDP to remain subject to its obligations under any contract with respect to which a consent to assignment is required under the applicable contract but has not been delivered, (ii) the Buyer to promptly reimburse the Sellers for any and all costs, expenses or losses, including reasonable attorneys’ fees, incurred by the Sellers as a result of the Sellers’ taking, at the request of the Buyer, legal or other action on behalf of or for the benefit of the Buyer with respect to such contracts or as a result of the Buyer’s failure to perform the Sellers’ obligations under such contracts arising on or after the Closing and to indemnify the Sellers for any Adverse Consequence relating to the Buyer’s failure to so perform, and (iii) the Sellers to remit to the Buyer any payments or refunds received by the Sellers from any party under the applicable contract, in each of the cases described in clauses (i)-(iii), all in a manner consistent with the purposes and intent of this Agreement.  If and when any such consent is obtained in a form and substance reasonably acceptable to the Buyer, the Sellers shall promptly transfer or assign, as applicable, such Acquired Asset to the Buyer without payment of additional consideration.  For purposes of this Agreement, it shall be reasonable for the Buyer not to accept the form and substance of any consent if it (x) changes or modifies, in any material respect, any Acquired Asset, (y) results in any material cost to the Buyer, or (z) imposes any material and adverse conditions on the Buyer with respect to its running the Business or use of an Acquired Asset.

          3.   Representations and Warranties of the Sellers. The Sellers make the following representations and warranties to the Buyer as of the date of this Agreement and as of the Closing Date, which representations and warranties are qualified (subject to §9(m)(iii) below) as to any documents, materials or other matters disclosed on or referred to in the Sellers’ disclosure schedule accompanying this Agreement (the “Disclosure Schedule”):

                    (a)     Incorporation; Subsidiaries. Each Seller and each Seller Subsidiary is a corporate entity duly organized, validly existing and in good standing (with respect to those jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its incorporation or organization, which jurisdiction for each Seller Subsidiary is set forth in §3(a) of the Disclosure Schedule.  Each Seller and each Seller Subsidiary has the requisite corporate power to carry on its business as is now being conducted.  Each Seller and each Seller Subsidiary is duly authorized and qualified to do business, to own, lease and operate its properties in the places and in the manner as now being conducted, except where the failure to be so authorized or qualified would not have a Material Adverse Effect.  Except for ownership of the Subsidiaries set forth on §3(a) of the Disclosure Schedule (the “Seller Subsidiaries”), no Seller nor any Seller Subsidiary has, directly or indirectly, any joint venture or partnership with, or any ownership interest in, any other Person; provided, however, that SCL makes no representation, warranty, agreement or covenant of any kind pursuant to this Agreement (including, without limitation, pursuant to this §3) with respect to any Person other than (x) SDP and the Seller Subsidiaries and the Business as conducted by each such entity and (y) itself as such relate to this Agreement and the transactions contemplated hereby.  Except as set forth on §3(a) of the Disclosure Schedule, SDP Australia is not and has not been a party to any agreement, contract, subcontract, lease, sublease, arrangement, commitment, license or sublicense, whether written or oral and whether with any Seller or any other Person.

                    (b)     Authorization; Execution and Delivery; Valid and Binding Agreement. Each Seller has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by each Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate proceedings of each Seller, and no other proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement.  This Agreement has been duly executed and delivered by each Seller and, assuming that this Agreement is the valid and binding agreement of the Buyer, constitutes the valid and binding obligation of each Seller, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by general principles of equity.

                    (c)     Noncontravention. Assuming the receipt of the consents, approvals or waivers set forth in §3(c) of the Disclosure Schedule and compliance with the applicable notice, filing, authorization and other requirements of the Hart-Scott-Rodino Act, other Antitrust Laws, the Nasdaq National Market, the Tel Aviv Stock Exchange, and foreign, federal and state securities laws, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction (a “Law”) of any government, governmental agency, or court (a “Governmental Entity”) to which any Seller or Seller Subsidiary is subject, (ii) violate any provision of the charter or bylaws or other similar governance documents of any Seller or Seller Subsidiary, (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, or cancel, or require any notice under any material agreement, contract, Lease, Third Party Lease, license, instrument, or other arrangement to which any Seller or Seller Subsidiary is a party or by which it is bound or to which any of its assets is subject, in each case, as of the date hereof, or (iv) require any Seller or Seller Subsidiary to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Entity in order for any Seller or Seller Subsidiary to consummate the transactions contemplated by this Agreement, except, in the case of clauses (i), (iii) and (iv), for any such violations, conflicts, breaches, defaults, rights of acceleration, terminations, cancellations, requirements or other actions or notices that would not, individually or in the aggregate, have a Material Adverse Effect.

                    (d)     Brokers’ Fees. The Sellers have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer is liable or obligated.

                    (e)     Title to Assets; Capital Stock.

                   (i)          The Sellers have good title to, or a valid leasehold interest in, the Acquired Assets and the Seller Subsidiaries have good title to, or a valid leasehold interest in, their assets, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of this Agreement.

                   (ii)         The authorized capital stock of SDP Australia consists of AUD1, of which only 1 share, constituting the Australia Shares, is issued and outstanding.  The authorized capital stock of SDP Nederlands consists of 2,500,000 Euro, of which only 1,250 shares, constituting the Nederlands Shares, are issued and outstanding.  The authorized capital stock of SDP UK consists of £1,000, of which only 2 shares, constituting the UK Shares, are issued and outstanding.  The authorized capital stock of SDP Singapore consists of SGD500,000, of which only 100,000 shares, constituting the Singapore Shares, are issued and outstanding.  The authorized capital stock of SDP Japan consists of 10,000,000 Yen, of which only 200 shares, constituting the Japan Shares, are issued and outstanding.  All of the Shares have been duly authorized and validly issued, are fully paid and nonassessable.  The Shares are owned of record and beneficially directly or indirectly by SDP (as to SDP Australia) and SCL (as to the other Seller Subsidiaries), as applicable, free and clear of Security Interests.  None of the Shares was issued in violation of any preemptive rights, rights of first refusal or similar rights. There are no voting agreements or voting trusts with respect to any of the Shares.  No person or entity owns any shares of capital stock or other securities of SDP Nederlands, SDP UK, SDP Singapore or SDP Japan other than SCL, or of SDP Australia other than SDP.  None of SDP Australia, SDP Nederlands, SDP UK, SDP Singapore or SDP Japan has any obligation to purchase, redeem or otherwise acquire any of its securities or any interests therein or to pay any dividend or make any distribution in respect thereof.  There are no securities, options, warrants, calls, subscription rights, conversion rights or other contracts that obligate SDP, SCL, SDP Australia, SDP Nederlands, SDP UK, SDP Singapore or SDP Japan to issue, sell or otherwise cause to become outstanding any shares of capital stock or other securities of SDP Australia, SDP Nederlands, SDP UK, SDP Singapore or SDP Japan, as the case may be.

                   (iii)        §3(e) of the Disclosure Schedule sets forth for each Subsidiary, if any, of SDP Australia, SDP Nederlands, SDP UK, SDP Singapore and SDP Japan, where applicable, the classes and amounts of its authorized capital stock, share capital and/or other equity interests and/or rights to acquire equity interests of such Person (collectively, the “Equity Interests”), the amount of its issued or outstanding Equity Interests and the beneficial owners of its issued Equity Interests.  Except as set forth in §3(e) of the Disclosure Schedule, there are no Equity Interests of any Seller Subsidiary issued, reserved for issuance or outstanding.  All of the Equity Interests of the Seller Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable.

                    (f)     Financial Statements. The Sellers have provided the Buyer with copies of the following financial statements (collectively the “Financial Statements”): (i) audited balance sheets and statements of income, as of and for the fiscal years ended December 31, 2002 and December 31, 2001 (in the case of December 31, 2002, the “Most Recent Fiscal Year End”) for SDP; (ii)  reviewed balance sheets and statements of income, as of and for the fiscal years ended December 31, 2002 and December 31, 2001 for the Business; and (iii) unaudited balance sheet and statement of income, (the “Most Recent Financial Statements”) as of and for the nine (9) months ended September 30, 2003 (the “Most Recent Fiscal Quarter End”) for the Business.  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be stated in the notes thereto), and present fairly in all material respects the financial condition of SDP or the Business, as applicable, as of such dates and the results of operations of SDP or the Business for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments (which are not expected, individually or in the aggregate, to be material) and lack footnotes and other presentation items.

                    (g)     Events Subsequent to Most Recent Fiscal Quarter End.  Since the Most Recent Fiscal Quarter End and through the date of this Agreement, (x) there has not been a Material Adverse Effect and (y) SDP and the Seller Subsidiaries have paid or made no dividend or other distribution of cash or cash equivalents other than to SDP or another Seller Subsidiary and none have been authorized or declared.

                    (h)     Title to Properties.

                   (i)          No Seller or Seller Subsidiary owns any real property.  The real property demised by the Leases described in §3(h) of the Disclosure Schedule constitutes all of the real property leased by SDP or primarily used by the Sellers and the Seller Subsidiaries in connection with the Business.

                   (ii)         The Leases are valid, binding and in full force and effect in all material respects, and the relevant Seller or Seller Subsidiary holds a valid and existing leasehold interest under each of the Leases for the term set forth in each such Lease.  The Sellers have delivered to the Buyer true and correct copies of each of the Leases.  The relevant Seller or Seller Subsidiary is not in material default under any of the Leases and, to the Knowledge of the Sellers, no other party to the Leases is in material breach or default under any of the Leases, and no event or omission has occurred or failed to occur which with notice or lapse of time would constitute a material breach or default, or permit termination or modification under any of the Leases.

                    (i)     Legal Compliance.

                   (i)          Each Seller and Seller Subsidiary has complied with all applicable Laws of federal, state, local, and foreign Governmental Entities, except for such noncompliance as would not, individually or in the aggregate, have a Material Adverse Effect.  No action, suit, proceeding, hearing, investigation, complaint, demand, or notice has been filed or commenced against the Sellers or Seller Subsidiaries alleging any failure so to comply, which would, individually or in the aggregate, have a Material Adverse Effect and, to the Knowledge of the Sellers, none has been filed, commenced or threatened.

                   (ii)         All Leased Real Property conforms to and complies with all covenants, conditions, restrictions, reservations, land use, zoning, health, fire, water and building codes and other similar Laws, and no such Laws prohibit, limit or condition the use or operation of the Leased Real Property as currently used and operated in each case, except for any non-conforming, non-compliance, prohibition, limitation or condition as would not individually or in the aggregate, have a Material Adverse Effect.  To the Knowledge of the Sellers, there is no pending or threatened material change in the zoning classification of any premises where the Business is conducted.  The relevant Seller or Seller Subsidiary has operated and maintained such premises in accordance with applicable Laws, except for any non-conformance or non-compliance that would not, individually or in the aggregate, have a Material Adverse Effect.

                    (j)     Intellectual Property.

                  (i)          Except as set forth in §3(j)(i) of the Disclosure Schedule, to the Knowledge of the Sellers, no Seller or Seller Subsidiary in the conduct of Business, has in any material respect infringed upon, misappropriated, or violated any Intellectual Property rights of third parties, and no Seller or Seller Subsidiary has received any written notice alleging any such infringement, misappropriation, or violation.  Except as set forth in §3(j)(i) of the Disclosure Schedule, to the Knowledge of the Sellers, no third party has in any material respect infringed upon, misappropriated, or violated any Intellectual Property rights of the Sellers or the Seller Subsidiaries included in the Acquired Assets or the assets of any Seller Subsidiary.  There have been no written infringement studies prepared in the last three (3) years, including written opinions of counsel,prepared by or on behalf of the Sellers in connection with the products of the Business other than those provided to the Buyer prior to the date hereof.

                    (ii)         §3(j)(ii) of the Disclosure Schedule sets forth, as of the date hereof, for the Intellectual Property included in the Acquired Assets or the assets of any Seller Subsidiary used in the conduct of the Business and owned by each Seller and Seller Subsidiary, a complete and accurate list of all United States and foreign (a) patents and patent applications used or held for use by each Seller and Seller Subsidiary in connection with the Business, (b) trademark and service mark registrations, trademark and service mark applications and material unregistered trademarks and service marks used by each Seller and Seller Subsidiary in connection with the Business, (c) copyright registrations, copyright applications and material unregistered copyrights used by each Seller and Seller Subsidiary in connection with the Business, (d) each material license, agreement, or other permission by which each Seller or Seller Subsidiary has granted any rights to any third party with respect to any of its Intellectual Property used in connection with the Business, and (e) all material software (excluding commercially-available “off-the-shelf” software) used by each Seller or Seller Subsidiary in connection with the Business.  With respect to each item of Intellectual Property set forth in §3(j)(ii) of the Disclosure Schedule, except as set forth therein:

(A) one or more of the Sellers or Seller Subsidiaries possesses all right, title, and interest in and to the item, free and clear of any Security Interest;

(B) no suit or action is pending or, to the Knowledge of the Sellers, is threatened which challenges the validity, enforceability, use, or ownership of the item;

(C) no Seller or Seller Subsidiary has, to the Knowledge of the Sellers, granted any rights to the item under any license, sublicense, agreement or permission; and

                       (D)     to the Knowledge of the Sellers, no Seller or Seller Subsidiary has taken any actions, including a sale or offer for sale, the disclosure of which would be reasonably likely to lead to the invalidity of any of the patents included in the Acquired Assets or the assets of any Seller Subsidiary.

                    (iii)        §3(j)(iii) of the Disclosure Schedule sets forth, as of the date hereof, each material item of third-party (which, for these purposes, shall mean any Person other than SDP and the Seller Subsidiaries) Intellectual Property that each Seller or Seller Subsidiary uses in connection with the Business, pursuant to a license, sublicense, agreement, or permission.  With respect to each such item of third-party Intellectual Property set forth in §3(j)(iii) of the Disclosure Schedule, except as set forth therein:

(A) to the Knowledge of the Sellers, the license, sublicense, agreement, or permission covering the item is valid, binding and in full force and effect in all material respects;

                       (B)     no Seller or Seller Subsidiary, and to the Knowledge of the Sellers, no other party to the license, sublicense, agreement, or permission is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration thereunder;

(C) no Seller or Seller Subsidiary has granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission;

                       (D)     assuming the receipt of the approvals or authorizations or making of the notices or filings set forth in §3(c) of the Disclosure Schedule, to the Knowledge of the Sellers, no facts or circumstances exist with respect to such license, sublicense, agreement or permission nor have the Sellers taken any action that would preclude, limit or impair the license, sublicense, agreement or permission from being legal, valid, binding, enforceable and in full force and effect following the consummation of the transactions contemplated hereby, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor’s rights and to general equity principles;

                       (E)     to the Knowledge of the Sellers, no suit or action is pending that challenges the validity or enforceability of the third-party Intellectual Property underlying the license, sublicense, agreement or permission and, to the Knowledge of the Sellers, there is no basis for any such claim; and

(F) none of the Sellers or the Seller Subsidiaries has obtained any rights in such third party Intellectual Property under any oral license, sublicense, agreement or permission.

                    (iv)        After the Closing, no Seller or Affiliate of any Seller (other than the Seller Subsidiaries) will have any interest in the Intellectual Property included in the Acquired Assets or the assets of any Seller Subsidiaries except to the extent provided in §2(g) hereof.

                    (k)     Tangible Assets. The buildings, machinery, equipment, and other tangible assets that the Sellers and Seller Subsidiaries own and lease and that are used in connection with the Business have been maintained in accordance with normal industry practice and are in workable condition and repair (subject to normal wear and tear).

                    (l)     Contracts relating to the Business.  §3(l) of the Disclosure Schedule lists the following contracts and other agreements relating to the Business to which a Seller or Seller Subsidiary is a party as of the date hereof:

(i) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $350,000 per annum;

                    (ii)         any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which involves annual consideration in excess of $1,500,000;

(iii) any agreement concerning a partnership or joint venture or any agreement calling for material payments based on the revenues or profits of the Business;

                    (iv)         any written or oral agreement (or group of related agreements) under which the Sellers or Seller Subsidiaries have created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $100,000;

(v) any material agreement concerning noncompetition;

(vi) any collective bargaining agreement;

(vii) any agreement for the employment of any individual providing annual compensation in excess of $250,000 or providing material severance benefits to executives;

                    (viii)       any material contracts, agreements, licenses and other commitments and arrangements in effect with respect to the marketing, distribution, licensing, or promotion of the Inventory by any independent sales person, distributor, sublicensor or other remarketer or sales organization, in excess of $2,500,000; and

(ix) any other agreement the performance of which involves annual consideration in excess of $1,500,000.

With respect to each Assumed Contract and each agreement, contract, instrument or other similar arrangement to which a Seller Subsidiary is a party:  (A) the agreement is valid, binding, and in full force and effect in all material respects, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by general principles of equity; (B) none of the Sellers or Seller Subsidiaries, nor to the Knowledge of the Sellers, any other party, is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement; and (C) no Seller or Seller Subsidiary has, and to the Knowledge of the Sellers, no other party has, repudiated any material provision of the agreement.  Each such agreement constitutes the entire agreement of the respective parties thereto relating to the subject matter thereof.

                    (m)     Litigation.  Except as set forth on §3(m) of the Disclosure Schedule, there is no action, suit, investigation or proceeding pending, or, to the Knowledge of the Sellers, threatened against or affecting, the Business, any Acquired Asset or the assets of any Seller Subsidiary before any Governmental Entity which would have a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.  Except as set forth on §3(m) of the Disclosure Schedule, none of the Business, the Acquired Assets or the assets of any Seller Subsidiary is subject to any material order, writ, judgment, award, injunction, or decree of any Governmental Entity.

                    (n)     Labor Relations.  Except as set forth on §3(n) of the Disclosure Schedule, no Seller or Seller Subsidiary is a party to or bound by any collective bargaining agreement or similar arrangement, nor has it experienced any strike or material grievance, material claim of unfair labor practices, or other collective bargaining or analogous dispute within the past three (3) years.  Other than under or pursuant to any existing collective bargaining agreement or similar arrangement, to the Knowledge of the Sellers, there is no organizational effort presently being made or threatened by or on behalf of any labor union, work council or similar organization with respect to employees of the Business.  There is no pending material claim or, to the Knowledge of the Sellers, threatened material claim, against the Sellers or the Seller Subsidiaries alleging the violation of any Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health and plant closing.  To the Knowledge of the Sellers, the Sellers have paid all amounts of compensation due to their employees and former employees and have properly withheld, reported, and paid all Taxes on the same.

                    (o)     Employee Benefits.

                   (i)          §3(o) of the Disclosure Schedule contains a list of each material “employee benefit plan” (as defined in §3(3) of ERISA) and each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, fringe benefit, severance, change-in-control, termination pay, welfare, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement and each other material employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by each Seller or Seller Subsidiary, or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with each Seller or Seller Subsidiary, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) and (o) of the Code, for the benefit of any current or former employee or director of the Sellers or any Seller Subsidiary relating to the Business (each, an “Employee Benefit Plan”).

                   (ii)         No Seller or Seller Subsidiary, nor any ERISA Affiliate, has ever sponsored or maintained or had any liability with respect to any pension plan subject to §412 of the Code, §302 of ERISA or Title IV of ERISA.

                   (iii)        Each Employee Benefit Plan that is intended to qualify under §401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and, to the Knowledge of the Sellers, no event has occurred which would cause any such Employee Benefit Plan to cease being so qualified.

                   (iv)        No Employee Benefit Plan is (A) a “multi-employer pension plan,” as such term is defined in §3(37) of ERISA, (B) a “multiple employer plan” (within the meaning of §3(40) of ERISA or §413(c) of the Code), (C) a “voluntary employees’ beneficiary association” (within the meaning of §501(c)(9) of the Code), or (D) a “multiple employer welfare arrangement” (within the meaning of §3(40)(A) of ERISA).

(v) Each Employee Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code.

                   (vi)        Except as set forth in §3(o) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer or director of the Sellers or the Seller Subsidiaries relating to the Business to any severance pay or any other similar material termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of, or otherwise enhance, any material benefit due to any such employee, officer, or director.

                   (vii)       With respect to the Employee Benefit Plans (other than the Assumed Plans or Employee Benefit Plans of any Seller Subsidiary), there is no material liability which the Buyer shall assume as part of the transactions contemplated by this Agreement or otherwise.

                   (viii)      With respect to the Assumed Plans, there is no material liability which the Buyer shall assume as part of the transactions contemplated by this Agreement or otherwise, related to any employees or former employees who terminate service with the Sellers prior to the Closing Date.

                   (ix)        There are no pending or, to the Knowledge of the Sellers, threatened or anticipated material claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary under any such Employee Benefit Plan or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

                   (x)         All group health plans of the Sellers, the Seller Subsidiaries and their respective ERISA Affiliates, comply and have complied in all material respects with the requirements of Part 6 of Title I of ERISA (COBRA).  Except as set forth in §3(o) of the Disclosure Schedule, no employee or former employee (or beneficiary of either) of the Sellers or the Seller Subsidiaries is entitled to receive any benefits, including without limitation, death or medical benefits (whether or not insured) beyond retirement or other termination of employment other than as applicable law requires.

                    (p)     Environmental, Health, and Safety Matters.

                   (i)          Each Seller and Seller Subsidiary is in compliance in all material respects with all applicable Environmental, Health, and Safety Requirements, except for such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect.

                   (ii)         Without limiting the generality of the foregoing, each Seller and Seller Subsidiary has obtained, and is in compliance in all material respects with, all material permits, licenses and other authorizations that are required pursuant to applicable Environmental, Health, and Safety Requirements for the occupation of its facilities and the operation of the Business as of the Closing Date, except for such failure to obtain or such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect; a list of all such material permits, licenses and other authorizations is set forth in §3(p)(ii) of the Disclosure Schedule.

                   (iii)        No Seller or Seller Subsidiary has received any written notice of any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any material investigatory, remedial or corrective obligations, arising under Environmental, Health, and Safety Requirements.

                   (iv)         Except as would not, individually or in the aggregate, have a Material Adverse Effect, no Seller or Seller Subsidiary has, on any real property owned or occupied by the Sellers or the Seller Subsidiaries, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any asset relating to the Business in a manner that has given or would give rise to material liabilities, including liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any Environmental, Health, and Safety Requirements.

                   (v)          Notwithstanding any other provision of this Agreement, the Buyer acknowledges that the representations and warranties in this §3(p) are the exclusive representations and warranties of the Sellers relating to compliance with, or liabilities under, Environmental Health and Safety Requirements.

                    (q)     Permits and Authorization.  As of the Closing Date, each Seller and Seller Subsidiary will be in possession of all Governmental Authorizations required for the conduct by the Sellers and the Seller Subsidiaries of the Business, except for such licenses, permits or other authorizations the absence of which would not, individually or in the aggregate, have a Material Adverse Effect.

                    (r)     Assets of the Business.  The Acquired Assets together with the assets of the Seller Subsidiaries consist of substantially all of the assets, properties, rights and agreements used or held for use by the Sellers and the Seller Subsidiaries in connection with the conduct of the Business as conducted as of the date of this Agreement (other than the Excluded Assets).  A substantial portion of Acquired Assets of SDP located in the United States are located in the State of Ohio.

                    (s)     Undisclosed Liabilities.  No Seller or Seller Subsidiary has a Liability of any nature that would be required to be reflected on a balance sheet prepared in accordance with GAAP (except for (i) liabilities set forth on the Most Recent Balance Sheet and (ii) liabilities of a similar nature or category reflected or reserved against on the Most Recent Balance Sheet which have arisen after the Most Recent Fiscal Quarter End in the Ordinary Course of Business), that would, individually or in the aggregate, have a Material Adverse Effect.

                    (t)     Protection of Proprietary Information.

                   (i)          Each Seller and Seller Subsidiary has taken commercially reasonable measures to protect the confidentiality of its trade secrets used in the Business.  To the Knowledge of the Sellers, no trade secret of the Sellers or the Seller Subsidiaries used in the Business has been disclosed or authorized to be disclosed to any third party other than pursuant to a written non-disclosure agreement.

                   (ii)         All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception, reduction to practice or development of the Sellers’ and the Seller Subsidiaries’ Intellectual Property used in the conduct of the Business on behalf of the Sellers or the Seller Subsidiaries either:  (A) have been party to a “work-for-hire” arrangement or agreement with the Sellers or the Seller Subsidiaries that has accorded the Sellers or the Seller Subsidiaries exclusive ownership of, and all right, title and interest in and to, Intellectual Property thereby arising, (B) have executed appropriate instruments of assignment in favor of one or more of the Sellers or the Seller Subsidiaries as assignee that have conveyed to one or more of the Sellers or the Sellers Subsidiaries exclusive ownership of all right, title and interest in and to all Intellectual Property thereby arising, or (C) were employees of one or more of the Sellers or the Seller Subsidiaries such that by operation of law or otherwise one or more of the Sellers or the Seller Subsidiaries were accorded exclusive ownership of, and all right, title and interest in and to, all Intellectual Property arising thereby.

                    (u)     Taxes.

                   (i)          Except as set forth in §3(u) of the Disclosure Schedule, (A) each of the Sellers has filed on a timely basis all Non-Income Tax Returns required to be filed by it in respect of the Business; (B)  all such Non-Income Tax Returns filed by it were correct and complete in all material respects; and (C) each of the Sellers has paid all material Non-Income Taxes due from it with respect to the Business for all periods, whether or not such Taxes were shown on such Non-Income Tax Returns.

                   (ii)        Except as set forth in §3(u) of the Disclosure Schedule, none of the Sellers has: (A) extended the time for filing any Non-Income Tax Return, which Tax Return has not yet been filed, or (B) received in writing any notice in respect of the business of any proposed assessments of Non-Income Taxes in respect of the Business, or any proposed adjustments to any Non-Income Tax Return filed by it in respect of the Business.

                   (iii)       Except as set forth in §3(u) of the Disclosure Schedule, to the Knowledge of the Sellers: (A) each of the Seller Subsidiaries has filed on a timely basis all Tax Returns required to be filed by it; (B) all such Tax Returns filed by it were correct and complete in all material respects; and (C) each of the Seller Subsidiaries has paid all Taxes due from it for all taxable periods ending on or prior to the Closing, whether or not such Taxes were shown on such Tax Returns.

                   (iv)       Except as set forth in §3(u) of the Disclosure Schedule, none of the Seller Subsidiaries has: (A) extended the time for filing any Tax Return, which Tax Return has not yet been filed, or (B) received in writing any notice of any proposed assessments of Taxes against it or in respect of the Business, or any proposed adjustments to any Tax Return filed by it or in respect of the Business.

                   (v)        §3(u) of the Disclosure Schedule identifies each jurisdiction within and outside of the United States in which the Business is conducted in which sales, use, excise, value added or intangible taxes have been paid on software, products or other Inventory sold or licensed by the Sellers and the Seller Subsidiaries in conjunction with the Business.

                    (v)     Insurance.  §3(v) of the Disclosure Schedule lists all material insurance policies covering the ownership and operations of the Business or the Acquired Assets.  Such insurance provides coverage for such risks, and in such amounts, as are reasonable and customary for businesses and assets of the same nature and size as the Business and the Acquired Assets.  All of such policies, or similar replacement policies, are in full force and effect with no material premium arrearages.

                    (w)     Related-Party Transactions; Affiliates.     Except as set forth on §§3(l), 3(o), or 3(w) of the Disclosure Schedule, neither the Sellers nor the Seller Subsidiaries are a party to any contract, agreement, license, lease or arrangement with, or any other commitment to, directly or indirectly:  (i) any stockholder, director, officer or Affiliate of the Sellers or the Seller Subsidiaries (other than the other Sellers and the Seller Subsidiaries), or (ii) any Person in which any such stockholder, director or officer has a material equity or participating interest (other than the other Sellers and the Seller Subsidiaries).

                    (x)     Warranties.     No product or software of the Business sold by the Sellers or the Seller Subsidiaries is subject to any contractual guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or license or as provided under applicable Law, except for variations that would not have a material financial impact on the Business.  The Sellers and Seller Subsidiaries have heretofore made available to Buyer copies of the standard terms and conditions of sale or license used by the Sellers and the Seller Subsidiaries relating to the Business, which contain the applicable or substantially similar guaranty, warranty and indemnity provisions.

                    (y)     Product Liability.     During the three (3) year period preceding the date of this Agreement, none of the Sellers or the Seller Subsidiaries has been a defendant in any action, suit, investigation or proceeding relating to a claim for physical damage caused to any Persons or properties as a result of the ownership of use of any product manufactured or sold by the Business and, to the Knowledge of the Sellers, no such claim was or has been threatened.

                    (z)     DISCLAIMER OF WARRANTIES.     EXCEPT AS EXPRESSLY SET FORTH IN THIS §3, THE SELLERS DO NOT MAKE AND HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO THE ACQUIRED ASSETS, OR THE BUSINESS, INCLUDING ANY REPRESENTATIONS OR WARRANTIES AS TO THE FUTURE SALES OR PROFITABILITY OF THE BUSINESS OR AS TO THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF THE ACQUIRED ASSETS, OR REPRESENTATIONS OR WARRANTIES ARISING BY STATUTE OR OTHERWISE IN LAW, FROM A COURSE OF DEALING OR USAGE OF TRADE.  ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY THE SELLERS.

          4.   Representations and Warranties of the Buyer.     The Buyer makes the representations and warranties set forth in this §4 to the Sellers as of the date of this Agreement and as of the Closing Date, which representations and warranties are qualified (subject to §9(m)(iii) below) as to any documents, materials or other matters disclosed on or referred to in the Buyer’s disclosure schedule accompanying this Agreement (the “Buyer Disclosure Schedule”):

                    (a)     Organization of the Buyer.     The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

                    (b)     Authorization; Execution and Delivery; Valid and Binding Agreement.     The Buyer has corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate proceedings and performance of this Agreement.  This Agreement has been duly executed and delivered by the Buyer and, assuming that this Agreement is the valid and binding agreement of the Sellers, constitutes the valid and binding obligation of the Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by general principles of equity.

                    (c)     Noncontravention.     Assuming the receipt of the consents, approvals or waivers set forth in §4(c) of the Buyer’s Disclosure Schedule, and compliance with the applicable notice, filing and authorization requirements of the Hart-Scott-Rodino Act and other Antitrust Laws, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any Law of any Governmental Entity to which the Buyer is subject, (ii) violate any provision of its charter, bylaws or other similar governance documents of the Buyer, (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject, or (iv) require the Buyer to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Entity in order for the Buyer to consummate the transactions contemplated by this Agreement, except, in the case of clauses, (i), (iii) and (iv), for any such violations, conflicts, breaches, defaults, rights of acceleration, terminations, or cancellations or requirements that would not, individually or in the aggregate, reasonably be expected to materially impact the ability of the Buyer to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

                    (d)     Brokers’ Fees.     The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Sellers are liable or obligated.

                    (e)     Litigation.     There are no actions, suits, investigations, or proceedings by or before any Governmental Entity pending, or, to the Knowledge of the Buyer, threatened against the Buyer which in any manner challenge the validity of this Agreement or any action taken by the Buyer pursuant to this Agreement or seeks to prevent, enjoin, alter or materially delay any transaction contemplated hereby.

                    (f)     Financial Ability.     The Buyer has the financial ability to consummate the transactions contemplated by this Agreement.  After the consummation of the transactions contemplated by this Agreement, the Buyer will be able to satisfy all of the Assumed Liabilities as they mature.

          5.   Covenants of the Sellers and the Buyer.

                    (a)     General.

                    (i)          Each of the Parties will use its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in §6 below).

(ii) Following the Closing, the Sellers agree to remit to the Buyer any payments or refunds received by the Sellers to the extent representing Acquired Assets.

                    (iii)        Following the Closing, the Sellers shall provide the Buyer with copies of (x) unaudited financial statements as of the Closing Date and (y) any audited financial statements of SDP, in each case, prepared by or on behalf of the Sellers.

                    (iv)        Prior to Closing, at the Buyer’s request, the Sellers and the Seller Subsidiaries shall close out or terminate any currency hedging agreements or other similar derivative contracts to the extent such agreements or contracts would represent Acquired Assets or assets of a Seller Subsidiary.

                    (b)     Notices and Consents.

                    (i)          The Sellers will give any notices to third parties, and will use their reasonable best efforts to seek any third party consents that are set forth in §3(c) of the Disclosure Schedule.  Each of the Parties will, as promptly as practicable, give any notices to, make any filings with, and use its commercially reasonable best efforts to obtain any required authorizations, consents, clearances and approvals of Governmental Entities and will cooperate with the other Party in making any filings required to be made by any of them.  Without limiting the generality of the foregoing, each of the Parties will promptly (but in any event on or before December 4, 2003) file any (x) Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, including seeking early termination of the waiting period thereunder, and (y) forms, notices and applications with the German Federal Cartel Office, will use its commercially reasonable best efforts to cause the expiration or termination of the applicable waiting period or to obtain the necessary approvals, and will make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith.

                    (ii)         In furtherance and not in limitation of §5(b)(i), if any investigation, suit, action or proceeding is threatened or instituted challenging any of the transactions contemplated hereby as violative of any Antitrust Law, the Parties will cooperate with each other and oppose vigorously and use their commercially reasonable best efforts to prevent the entry in a proceeding or administrative action brought under any Antitrust Law by any Governmental Entity or any other Person of any permanent or preliminary injunction or other order, decree or ruling that would make consummation of the transaction in accordance with the terms of this Agreement unlawful, that would delay consummation of the transactions contemplated beyond May 31, 2004 or that would prevent or otherwise restrain, enjoin or prohibit such consummation, and to effect the dissolution of any such injunction or order, including through prosecution of appeals.  The Parties will use their respective commercially reasonable best efforts to include the other Parties in all conversations, discussions, hearings or other meetings, whether in person or by telephone, that it or its representatives has with any Governmental Entity with respect to the transactions contemplated by this Agreement.  The Sellers, on the one hand, and the Buyer, on the other hand, shall (x) promptly inform the other of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated hereby, and (y) subject to applicable Law, consult with the other with respect to such communication.  If any Party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated hereby, then such Party will endeavor in good faith to make, or cause to be made, as soon as possible, an appropriate response in compliance with such request. Notwithstanding this §5(b)(ii) or any other provision of this Agreement, the Buyer shall not be obligated to (and shall not be obligated to cause any of its Affiliates to) agree to divest, license, hold separate or otherwise restrict (1) the use or operation of any business or assets of the Buyer (or any of its Affiliates) or (2) the use or operation of the Business or any Acquired Assets, in each case, to the extent such divestiture, licensing, holding or restriction would have a material and adverse impact on (x) the Business or (y) the business of the Buyer and its Affiliates taken as a whole.

                    (c)     Conduct of the Business.     From the date hereof until the Closing Date, except as set forth on §5(c) of the Disclosure Schedule, as contemplated by this Agreement, or as required by applicable Law, the Sellers (in the case of SCL, with respect to the Business and the Acquired Assets) shall, and shall cause the Seller Subsidiaries to, conduct the Business in the Ordinary Course of Business, use commercially reasonable efforts, taking into account the transactions contemplated by this Agreement, to preserve intact the business organizations and relationships with third parties and keep available the services of the present employees of the Business.  Without limiting the generality of the foregoing, between the date hereof and the Closing, except as set forth on §5(c) of the Disclosure Schedule, as contemplated by this Agreement, or as required by applicable Law, the Sellers will not, and shall cause the Seller Subsidiaries not to, without the prior written consent of the Buyer, which consent will not be unreasonably withheld or delayed (in the case of SCL, with respect to the Business and the Acquired Assets):

                    (i)          incur, create or assume any material Security Interest (other than a Permitted Security Interest) on any material Acquired Asset of a Seller or any material asset of any Seller Subsidiary, other than in the Ordinary Course of Business;

(ii) acquire or dispose of any material assets, other than in the Ordinary Course of Business;

(iii) fail to maintain their financial statements in accordance with GAAP consistently applied or make any material change of accounting or accounting practice, procedure or policy;

                    (iv)        enter into any agreement, contract, lease or license (or series of related agreements, contracts, leases, and licenses) material to the Business taken as a whole, other than in the Ordinary Course of Business;

(v) accelerate in any material respect, terminate, modify in any material respect or cancel any agreement, contract, lease or license, other than in the Ordinary Course of Business;

(vi) make any material capital investment in, any material loan to, or any material acquisition of the securities or assets of, any other Person, other than in the Ordinary Course of Business;

(vii) incur, assume or guarantee any material indebtedness for borrowed money or material capitalized lease obligation, outside the Ordinary Course of Business;

(viii) materially delay or postpone the payment of accounts payable or other Liabilities, or materially accelerate the payment of any accounts receivable, outside of Ordinary Course of Business;

(ix) cancel, compromise, waive or release any material right or claim (or series of related rights and claims), outside the Ordinary Course of Business;

(x) dispose of, license or permit to lapse any material rights in any material Intellectual Property, outside the Ordinary Course of Business;

                    (xi)        grant any material increase in the base compensation of any of their employees or make any other material change in benefit plans or employment terms for any of their employees, outside the Ordinary Course of Business;

                    (xii)       enter into any material sales agreement, other than in the Ordinary Course of Business, or any material sales agreement containing material variations from the standard terms of the Business disclosed to the Buyer;

(xiii) fail to keep in full force and effect their current insurance policies or other comparable insurance affecting the Business or the Acquired Assets;

(xiv) pay any dividend or otherwise distribute any cash or cash equivalents, other than by SCL or to SDP or another Seller Subsidiary;

(xv) enter into any commitment to do any of the foregoing.

                    (d)     Access.     The Sellers will, and will cause each Seller Subsidiary to, permit representatives of the Buyer to have access at all reasonable times, upon prior notice to the Sellers, and in a manner so as not to interfere with the normal business operations of the Sellers and the Seller Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to the Business.  The Buyer will treat and hold any such information and materials it receives from the Sellers and the Seller Subsidiaries in the course of the reviews contemplated by this §5(d) in accordance with the terms of the Confidentiality Agreement.

                    (e)      Notice of Developments.     Each Party will give reasonably prompt written notice to the other Party of any material adverse development causing a breach of any of its own representations and warranties in §3 and §4 above.  No disclosure by any Party pursuant to this §5(e), however, shall be deemed to amend or supplement the Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

                    (f)      Employees.

                    (i)           Prior to the Closing Date, the Buyer shall, or shall cause an Affiliate of the Buyer to, make an offer of employment to each Employee which offer shall provide for compensation (excluding equity or incentive compensation) and employee benefits that are substantially comparable in the aggregate to that applicable to each such Employee immediately prior to the Closing Date and which shall be subject to standard reasonable conditions of employment applicable to other employees of the Buyer.  Effective as of the Closing Date and for a period of one (1) year thereafter, the Buyer shall cause each Employee who accepts and commences employment with the Buyer (the “Transferred Employees”) to be provided with compensation (excluding equity or incentive compensation) and employee benefits that are substantially comparable in the aggregate to that provided to such Employee immediately prior to the Closing Date.  Nothing contained herein shall be deemed to be a commitment to continued employment and all Employees who become Transferred Employees may be hired as “at-will” employees.

                    (ii)         The Buyer shall cause Transferred Employees to be given full credit for all service recognized by the applicable Seller or Seller Subsidiary prior to the Closing Date for purposes of eligibility to participate in any employee benefit plans or arrangements of the Buyer or any Affiliate of the Buyer in which such Transferred Employees participate from and after the Closing Date, to the same extent such service was recognized by applicable Seller or any Seller Subsidiary immediately prior to the Closing Date.  The Buyer shall, or shall cause an Affiliate of the Buyer to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Transferred Employees under any welfare plan in which such employees may be eligible to participate after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan of the applicable Seller or Seller Subsidiary in which Transferred Employees participate immediately prior to the Closing Date, and (ii) to the extent that the applicable insurance carrier or third-party provider administering the relevant Seller’s or Seller Subsidiary’s welfare plan transitions necessary information to the insurance carrier or third-party provider administering the relevant welfare plan of the Buyer, provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans in which such employees are eligible to participate after the Closing Date, as if those deductibles or co-payments had been paid under the welfare plans in which such employees are eligible to participate after the Closing Date.

                    (iii)        Without limiting the generality of §5(f)(i) above, the Buyer (or an Affiliate of the Buyer) shall assume the Assumed Plans listed in clause (i) through (iv) of the definition of “Assumed Plans” effective as of the Closing.  The Buyer or an Affiliate of the Buyer shall continue to maintain such Assumed Plans for a period of two (2) years thereafter unless the Assumed Plan by its terms terminates earlier without any action by the Buyer or an Affiliate of the Buyer, as applicable.  Notwithstanding the foregoing, the Buyer or its Affiliate shall not be required to make its Assumed Plans available to any employee of Buyer or its Affiliates other than a Transferred Employee.  The Buyer and the Sellers shall take all such action as may be necessary or appropriate in order to establish the Buyer as a successor to the applicable Seller as to all rights, duties, liabilities and obligations under, or with respect to, each Assumed Plan, including, but not limited to, the applicable Seller’s rights, duties, liabilities and obligations under any trust agreement that forms a part of the Assumed Plan, together with the assets relating thereto.  The Buyer shall indemnify and hold harmless the applicable Seller from and against any and all liabilities arising out of or related to any Assumed Plan with respect to acts, omissions or events that occur on or following the Closing Date.  The Buyer and the Sellers acknowledge that the consummation of the transactions contemplated by this Agreement shall constitute a “Change in Control” for purposes of each of the Assumed Plans and a “Company Cash Transaction” for purposes of the Company’s 2001 Stock Option and Incentive Plan.

                    (iv)        Effective as of the Closing Date, except as prohibited by applicable law, the Buyer or its Affiliates shall provide each Transferred Employee with the number of his or her unused vacation and sick days outstanding as of the Closing Date under the applicable vacation and sick day policy of the applicable Seller or Affiliate of such Seller.

                    (v)         The Buyer shall have the right, in its sole discretion, to assume, in addition to the Employee Benefit Plans identified in (i) through (iv) of the definition of Assumed Plans) any other Employee Benefit Plan as of the Closing Date, provided, however, that the Buyer shall provide notice to the applicable Seller of its intentions to assume any such plan within a reasonable period prior to the Closing Date.  In the event that the Buyer chooses to assume an Employee Benefit Plan in accordance with the preceding sentence, the costs, if any, associated with the transfer of such Plan to the Buyer shall be borne solely by the Buyer.

                    (vi)        Prior to the Closing Date, the Sellers shall cause the administrator of the Deferred Compensation Plan to make a clarifying interpretation pursuant to Article 11 of the Deferred Compensation Plan that (A) the termination of any Transferred Employee’s employment with the applicable Seller upon the closing of the transactions contemplated by this Agreement will not be a termination of employment for purposes of the Deferred Compensation Plan and (B) the Buyer shall have the right to amend the Deferred Compensation Plan following the Closing Date in accordance with the terms of the Deferred Compensation Plan as in effect immediately prior to the Closing Date.

(vii) To the extent that the Sellers owe any severance payments to any Employee who does not become a Transferred Employee, the Sellers shall be responsible for such obligation.

                    (g)     WARN Act.     The Parties hereby acknowledge and agree that this Agreement and the actions to be taken hereunder shall not constitute or result in a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq. (the “WARN Act”), and that no notice thereunder will be issued by the Seller prior to the Closing Date.  The Buyer acknowledges that it has not informed the Sellers of any planned or contemplated decisions or actions by the Buyer that would require the service of notice under the WARN Act or any applicable state law version thereof.  The Buyer agrees that it shall not take any action which causes the notice provisions of the WARN Act or any applicable state Law version thereof to be applicable to the transactions contemplated by this Agreement, and shall be solely responsible (as between the Buyer and the Sellers) for any and all costs, expenses, fees and penalties, if any, that may arise thereunder.  The Sellers will take no actions prior to the Closing that would constitute a “plant closing” or “mass lay-off” within the meaning of the WARN Act.  At Closing, the Sellers shall provide the Buyer a listing of all Employee termination that occurred within ninety (90) days of the Closing, which list shall comprise §5(g) of the Disclosure Schedule.

                    (h)     Tax Matters.

                    (i)          The Buyer will prepare and file all Tax Returns (“Transfer Tax Returns”) as may be required in connection with all excise, sales, use, value added, GST transfer, stamp, documentary, filing, recordation, registration or other similar Taxes, including all conveyance fees, recording charges and other fees and charges (including penalties and interest) incurred as a result of the sale and transfer of the Acquired Assets and the Assumed Liabilities hereunder (the “Transfer Taxes”) in accordance with the form of the transaction or as may otherwise be required by a Governmental Entity.  The cost of all such Transfer Taxes will be borne one-half by the Buyer and one-half by the Sellers.  Each Party shall cooperate with the other Parties hereto to execute any Transfer Tax Returns which would require the signature of such Party.

                    (ii)         The Buyer and the Sellers will provide each other with such assistance, cooperation and information (at the reasonable expense of the requesting party) as either of them reasonably may request of the other in connection with any accounting matters and the filing of any Tax Return, amended return or claim for refund, determining a Liability for, or a right to refund of, Taxes or preparation for litigation or investigation of claims with respect to Taxes or in connection with any audit with respect to Taxes, in each case relating to the Sellers, SDC, the Acquired Assets or Assumed Liabilities.  Any information obtained under this §5(h) will be kept confidential as contemplated by §5(d) above, except as may be otherwise necessary in connection with the filing of any financial statements or Tax Returns or claims for refund or in conducting an audit or other proceeding related to the payment of Taxes.

                    (iii)        If in order to prepare proper documents required to be filed with Governmental Entities or its financial statements, it is necessary that either the Buyer or the Sellers be furnished with additional information relating to the Acquired Assets or the Assumed Liabilities and such information is in the possession of the other party, such other party will furnish such information in a timely manner to the party reasonably requiring such information, at the cost and expense of the party requiring such information.

                    (iv)        The Seller and the Buyer will file or provide to each other such Tax Returns, forms and other documents as may be required or necessary to minimize or obtain an exemption form any excise, sales, use, value added, transfer, stamp, documentary, filing, recordation or other similar Taxes that arise with respect to the Acquired Assets, or the Assumed Liabilities.  Without limiting the generality of the foregoing, on or before the Closing Date, the Buyer will provide the Seller with any sales Tax exemption certificates of the Buyer required in connection with the transactions contemplated by this Agreement.

(v) Notwithstanding any other provision of this §5(h), no Party will have access to the other Party’s Income Tax Returns or books and records relating thereto.

                    (vi)        Notwithstanding anything herein to the contrary, except as required by applicable Law, neither the Buyer nor the Sellers shall apply for any receipt, tax certificate or other similar document or notification from any state or local governmental authority with respect to sales or use taxes that have arisen in connection with the Business or the transactions contemplated hereunder, including, but not limited to, a receipt for such taxes under Ohio Rev. Code Ann. §5739.14 (“Sale of entire business; successor liable for taxes and penalties due”) or any similar provision of state or local law.  The Buyer shall not withhold any amount from the Purchase Price in respect of any Taxes.

                    (i)      Trademarks; Tradenames.

                    (i)          It is expressly agreed that Buyer is not acquiring any right, title or interest in or to, and except as expressly set forth in the other subsections of this §5(i), after the Closing, the Buyer and its Affiliates shall not use, any of the following trademarks, trade names, Internet domain names, and related symbols and logos:  Scitex, the Scitex corporate symbol, or any other part of the trade dress of the Sellers’ or Seller Subsidiaries’ nameplates, packaging and promotional materials or Internet domain names that includes the Scitex name, or any part or variation of any of the foregoing or any confusingly similar trademarks, service marks or Internet domain names.  Such names shall be referred to, collectively or individually as the context requires, as the “Seller Trademarks.”

(ii) Notwithstanding the foregoing, for a period of 90 days after the Closing, the Buyer may continue to use the Seller Trademarks on signage and invoices.

                    (iii)        Until inventories of nameplates, labels, packaging, and promotional materials are exhausted, but ending no later than one (1) year from the Closing (the “Sell-Off Period”), the Buyer may continue to use the Seller Trademarks on nameplates, labels, packaging and promotional materials in existence as of the Closing Date and marked with Seller Trademarks.  The Buyer may apply such labels, nameplates and packaging only to inventory of products that is in existence as of the Closing Date.  The Buyer shall overstamp or sticker all materials comprising Acquired Assets on which Seller Trademarks appear so as to indicate the Buyer’s ownership of the Business and the separation of the Business from the Sellers; provided, however, that the Buyer may indicate on such packaging and labels that the products were manufactured by the applicable Seller or Seller Subsidiary.  In addition, during the Sell-Off Period, the Buyer shall be permitted to use machine tools and other manufacturing equipment that cause the inclusion of the Seller Trademarks on products; provided, however, that the Buyer shall promptly obliterate the Seller Trademarks from such products.

                    (iv)        The Buyer shall not be obligated to change the Seller Trademarks on goods in the hands of dealers, distributors and customers at the time of the expiration of the Sell-Off Period set forth in subsection (iii) above.

                    (v)         The Buyer agrees that (i) immediately upon termination of the Sell-Off Period, the Buyer shall cease and desist from all further use of the Seller Trademarks and will adopt new trademarks that are not confusingly similar to the Seller Trademarks, and (ii) except as expressly set forth in this §5(i), neither the Buyer nor any of its Affiliates shall make any use of the Seller Trademarks.  The obliteration of the Seller Trademarks shall be deemed compliance with the Buyer’s covenants not to use the Seller Trademarks pursuant to this §5(i).

                    (vi)        For six (6) months after the Closing Date, the Sellers will (A) maintain any Internet domain names that are used by the Sellers in connection with the Business immediately prior to the Closing and (B) provide links or redirections from such domain names to a Web site or sites designated by the Buyer, which links or redirections shall be reasonably acceptable to the Buyer; provided, however, that the Buyer acknowledges that the primary Web pages associated with such Internet domain names may display a statement notifying visitors that the Sellers and their Affiliates following the Closing are not affiliated with the Buyer or the Business.

                    (j)      Confidentiality.

                    (i)          The Sellers and the Buyer (each, as applicable, the “Receiving Party”) hereby covenant and agree, each on behalf of itself and on behalf of its Affiliates, that from and after the Closing Date, the Receiving Party and its Affiliates will not (unless legally compelled to do so or as necessary in connection with any filing or disclosure obligations, including, without limitation, financial reporting, securities law disclosure, preparation of Tax Returns or in prosecuting or defending any action or proceeding, before any Governmental Entity) disclose, give, sell, use or otherwise divulge any Confidential Information (as defined below) of the other party (the “Disclosing Party”) or permit their respective employees, officers, directors or advisors to do the same.  If the Receiving Party or its Affiliates, or any of their respective employees, officers, directors or advisors, become legally compelled to disclose any Confidential Information, the Receiving Party shall provide the Disclosing Party with prompt written notice of such requirement so that the Disclosing Party may seek a protective order or other remedy or waive compliance with this §5(j).  In the event that such protective order or other remedy is not obtained, or the Disclosing Party waives compliance with this §5(j), the Receiving Party or its Affiliates, as applicable, shall furnish only that portion of Confidential Information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that appropriate confidential treatment will be accorded Confidential Information.  The confidentiality and restrictive use obligations under this §5(j) shall not apply to information which is independently developed by the Receiving Party or its Affiliates without the use or benefit of any information that would otherwise be Confidential Information, or to any information that, at the time of disclosure, is or subsequently becomes available publicly; provided, however, that such information was not disclosed in breach of this Agreement by the Receiving Party, the Receiving Party’s Affiliates or their respective employees, officers, directors or advisors.

                    (ii)         The Receiving Party, on behalf of itself and on behalf of its Affiliates and their respective employees, officers, directors or advisors acknowledges that a breach of its obligations under this §5(j) may result in irreparable injury to the Disclosing Party.  In the event of the breach by the Receiving Party or any of its Affiliates or their respective employees, officers, directors or advisors of any of the terms and conditions of this §5(j) to be performed, the Disclosing Party shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any breach of this §5(j), or to enforce the specific performance thereof by such party or to enjoin such party from violating the provisions of this §5(j) by seeking a temporary restraining order or similar relief.

                    (iii)        “Confidential Information” means all information of any kind concerning the Disclosing Party or any of its Affiliates obtained directly or indirectly from the Disclosing Party or any of its Affiliates, employees, representatives or agents in connection with the transactions contemplated by this Agreement, except information (a) ascertainable or obtained from public or published sources, (b) received from a third party who, to the Knowledge of the Receiving Party, is under no obligation to keep such information confidential, (c) which is or becomes known to the public (other than through a breach of this Agreement), (d) which was in the Receiving Party’s possession prior to disclosure thereof to the Receiving Party and which was not subject to any obligation to keep such information confidential; or (e) which is independently developed by the Receiving Party or its Affiliates without the use or benefit of any information that would otherwise be Confidential Information; provided, however, that with respect to any information included in the Acquired Assets or Assumed Liabilities or related to the Seller Subsidiaries that is or would be deemed the Sellers’ or Seller Subsidiaries’ “Confidential Information” prior to Closing under the foregoing definition, that such information shall be deemed the “Confidential Information” of the Buyer immediately upon Closing and the Seller shall be deemed the “Receiving Party” with respect thereto notwithstanding the above exceptions.

                    (iv)        Notwithstanding anything herein to the contrary, each party (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the transactions contemplated hereby and, from and after the date of execution of an agreement to enter into such transactions (or, if earlier, the date of public announcement of such an agreement, or public announcement of discussions between the parties relating to such transactions), may disclose to any Person, without limitation of any kind, the tax treatment and tax structure of such transactions and all materials (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure.

(v) The Buyer and SDP agree that, upon Closing, the Confidentiality Agreement will automatically terminate and be superseded, in its entirety, by the terms of this §5(j).

                    (k)     Non-Competition.

                    (i)          The Sellers agree that for a period of two (2) years following the Closing Date, none of the Sellers will engage in any way, whether as owner, principal, employee, consultant or in any other capacity, in any business competitive with the Business, anywhere in the world, except as a customer or authorized distributor of the Buyer or otherwise with the Buyer’s consent (which may be withheld in the Buyer’s sole discretion).  Activities by non-wholly-owned Subsidiaries of the Sellers (other than such Subsidiaries that are wholly-owned as of the date of this Agreement) shall not constitute a violation of this §5(k)(i).  The Sellers acknowledge and agree that the current market for the Business’ products and services and the Business extends throughout the entire world and that it is therefore reasonable to prohibit them from competing with the Buyer in the Business anywhere in the world as provided in this §5(k).

                    (ii)         SCL authorizes the Buyer, for a period of two (2) years after the Closing Date, to enforce at the Buyer’s sole expense and on SCL’s behalf any rights, to the extent that they exist, that SCL has or may have to restrict any Person (whether an Affiliate or not) from using the Seller Trademarks in any way in connection with any business competitive with the Business anywhere in the world.  In the alternative, SCL shall enforce at the request of the Buyer and for a period of two (2) years after Closing, any rights that SCL has or may have to restrict any Person (whether an Affiliate or not) from using the Seller Trademarks in any way in connection with any business competitive with the Business anywhere in the world.  The Buyer agrees to reimburse SCL for all costs and expenses incurred by SCL as a result of such enforcement.

                    (iii)        For a period of two (2) years after the Closing, SCL shall not and shall cause each Affiliate of SCL to not grant or license (whether as a part of a new grant or license or by an amendment, modification, renewal or extension of any existing grant or license) any Person (whether an Affiliate or not) the right to use the Seller Trademarks in any way in connection with any business that is directly or indirectly competitive with the Business anywhere in the world, except to the extent and only to the extent such license is currently in effect or there is an existing commitment to enter into such a license.

                    (iv)        For a period of two (2) years following the Closing, SCL shall endeavor to cause its non-wholly-owned Subsidiaries not to (x) engage directly or indirectly, in the manufacturing, distribution or marketing of products incorporating binary continuous inkjet technology or (y) hire or engage as an independent consultant Nachum Shamir, Yosef Zylberberg, Kazem Samanderi or Eliezer Lubitch to the extent the business of such non-wholly-owned Subsidiary engages in a business competitive with the Business.

                    (v)          If any Governmental Entity of competent jurisdiction determines that the restrictive covenant contained in this §5(k), or any part thereof, is invalid or unenforceable for any reason, the remainder of the restrictive covenant will not thereby be affected and will be given full force and effect, without regard to the invalid portion or portions.  If any such Governmental Entity determines that the restrictive covenant contained in this §5(k), or any part thereof, is unenforceable because of the duration or scope of such covenant, such Governmental Entity will have the power to reduce such duration or scope and, in its reduced form, such covenant will then be enforceable and will be given full force and effect.  The Sellers, acknowledge and agree that the provisions of this §5(k), as such apply to them, are reasonable and supported by adequate consideration, that the Buyer would not have entered into this Agreement without having received the benefit of the provisions of this §5(k), and that any breach of the provisions of this §5(k) would result in substantial and irreparable harm to the Buyer and its Affiliates and, therefore, that the Buyer will be entitled to an injunction to prohibit any such breach or anticipated breach, without the necessity of posting a bond, cash or otherwise, in addition to all of its other legal and equitable remedies, including the remedies provided by this Agreement.

                    (l)      Exclusivity.  Subject to § 5(l)(iv), from the date of this Agreement until the Closing, or such earlier date as this Agreement is terminated under §7 hereof:

(i) The Buyer will have the exclusive right to negotiate with the Sellers with respect to a Purchase Transaction;

                    (ii)         The Sellers will and will cause each Affiliate and representative of the Sellers to: (A) terminate all current discussions and negotiations regarding a Purchase Transaction with any party other than the Buyer or the Buyer’s Affiliates; and (B) not seek or initiate proposals or offers from, enter into, continue or engage in discussions or negotiations with, or furnish information to any party other than the Buyer or the Buyer’s Affiliates relating to a Purchase Transaction; provided, however, that the Board of Directors of each Seller shall be permitted to, to the extent applicable, make any disclosures that are required by applicable Law or which the Board of Directors of SCL or SDP, after consultation with outside counsel, determines in good faith is required in the exercise of its fiduciary duties under applicable Laws;

(iii) The Sellers will notify the Buyer of the existence of any new proposal or communication it receives from any Person concerning a Purchase Transaction; and

                    (iv)         If a third party expresses an interest in a potential Purchase Transaction that was not solicited after the date hereof by the Sellers (or any of its Affiliates or representatives) and the Board of Directors of SCL or SDP determines in good faith, after consultation with independent outside counsel and its financial advisors, that the failure to engage in negotiations or discussions with respect to the same would reasonably be expected to constitute a breach of its fiduciary duties under applicable Laws, then any such discussion or negotiation shall not constitute a breach of this Agreement; provided, however, that the Sellers must provide the Buyer with the notices contemplated by §7(a)(v) and provided, further, that the Sellers shall be obligated to pay the Buyer the amount contemplated by §7(c) if required pursuant to such section.

                    (m)     Insurance.     The Sellers will use commercially reasonable efforts to have the Buyer named as an insured on the insurance policies listed on §3(w) of the Disclosure Schedule for the current year and for all years that such insurance has been or was in place as set forth on such schedule.

          6.   Conditions to Obligation to Close.

                    (a)      Conditions to Obligation of the Buyer.     The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                    (i)          the representations and warranties set forth in §3 above shall be true and correct at and as of the Closing Date (except that representations and warranties given as of a specific date need be true only as of such date), except where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (except that the representation and warranty set forth in §3(e)(i) shall be the true and correct in all material respects);

(ii) the Sellers shall have performed and complied in all material respects with all of their respective covenants hereunder to be performed prior to the Closing;

                    (iii)        there shall not be in effect any Law enjoining or prohibiting the consummation of the Closing and no Governmental Entity shall have issued any order, decree or ruling enjoining or prohibiting the consummation of the Closing;

                    (iv)        all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the German Federal Cartel Office shall have approved the transaction contemplated by this Agreement under the German Act Against Restraints in Competition, as amended;

                    (v)         the Sellers shall have delivered to the Buyer certificates of an authorized officer of each Seller to the effect that, to the Knowledge of the signatory, each of the conditions specified above in §§6(a)(i) and (ii) is satisfied;

                    (vi)        Skadden, Arps, Slate, Meagher & Flom LLP, special U.S. transaction counsel to the Sellers, will have furnished to the Buyer its written opinion, dated the Closing Date, in form and substance substantially as set forth on Exhibit C;

                    (vii)       Goldfarb, Levy, Eran & Co., special Israeli counsel to SCL, will have furnished to the Buyer its written opinion, dated the Closing Date, in form and substance substantially as set forth on Exhibit D;

(viii) between the date of this Agreement and the Closing Date there shall not have occurred and remain in effect a Material Adverse Effect; and

(ix) in addition to the documents contemplated by §2(f), the Sellers will have delivered to the Buyer the following:

                      (A)          a good standing certificate from the Secretary of Commonwealth of the Commonwealth of Massachusetts attesting to the subsistence and good standing of SDP and SDC in such jurisdiction dated no more than 10 days prior to the Closing Date; and

                      (B)          a certificate signed by duly authorized officers of each of the Sellers and dated the Closing Date certifying to the Buyer (1) as to the incumbency and genuineness of the signatures of each officer of the Sellers executing this Agreement and any related document on behalf of the Sellers, (2) the genuineness of the resolutions (attached thereto) of the Board of Directors of the Sellers authorizing the execution, delivery and performance of this Agreement and any related documents and the Sellers’ consummation of the transaction contemplated hereby, and (3) the genuineness of the resolutions (attached thereto) of the stockholder of SDP authorizing the execution, delivery and performance of this Agreement and any related documents.

The Buyer may waive any condition specified in this §6(a) at or prior to the Closing.

                    (b)     Conditions to Obligation of the Sellers.     The obligation of the Sellers to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

                    (i)          the representations and warranties set forth in §4 above shall be true and correct at and as of the Closing Date (except that representations and warranties given as of a specific date need be true only as of such date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impact the ability of the Buyer to perform its obligations under, and to consummate the transactions contemplated by, this Agreement;

(ii) the Buyer shall have performed and complied in all material respects with all of its covenants hereunder prior to the Closing;

                    (iii)        there shall not be in effect any Law enjoining or prohibiting the consummation of the Closing and no Governmental Entity shall have issued any order, decree or ruling enjoining or prohibiting the consummation of the Closing;

                    (iv)        all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the German Federal Cartel Office shall have approved the transaction contemplated by this Agreement under the German Act Against Restraints in Competition, as amended;

                    (v)         the Buyer shall have delivered to the Sellers a certificate of an authorized officer to the effect that, to the Knowledge of the signatory, each of the conditions specified above in §§6(b)(i) and (ii) is satisfied;

(vi) Harter, Secrest & Emery LLP, special U.S. counsel to the Buyer, will have furnished to the Seller its written opinion, dated the Closing Date, in form and substance as set forth on Exhibit E; and

                    (vii)       in addition to the documents contemplated by §2(f), the Buyer will have delivered to the Sellers a certificate signed by duly authorized officers of the Buyer and dated the Closing Date certifying to the Sellers (1) as to the incumbency and genuineness of the signatures of each officer of the Buyer executing this Agreement and any related document on behalf of the Buyer and (2) the genuineness of the resolutions (attached thereto) of the Board of Directors of the Buyer authorizing the execution, delivery and performance of this Agreement and any related documents and the Buyer’s consummation of the transaction contemplated hereby.

The Sellers may waive any condition specified in this §6(b) at or prior to the Closing.

          7.   Termination.

                    (a)     Termination of Agreement.     The Parties may terminate this Agreement as follows:

(i) the Buyer and the Sellers may terminate this Agreement by mutual written consent at any time prior to the Closing;

                    (ii)         the Buyer may terminate this Agreement by giving written notice to the Sellers at any time prior to the Closing (A) in the event any Seller has breached any representation, warranty, or covenant contained in this Agreement which breaches would, individually or in the aggregate, have a Material Adverse Effect, the Buyer has notified the Sellers of the breach, and the breach has continued without cure for a period of 30 days after notice of such breach or (B) if the Closing shall not have occurred on or before May 31, 2004, by reason of the failure of any condition precedent under §6(a) hereof (unless the failure results primarily from the Buyer itself breaching any representation, warranty, or covenant contained in this Agreement);

                    (iii)        the Sellers may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (A) in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement, which breaches would, individually or in the aggregate, reasonably be expected to materially impair the ability of the Buyer to perform its obligations under, or consummate the transactions contemplated by, this Agreement, the Sellers have notified the Buyer of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before May 31, 2004, by reason of the failure of any condition precedent under §6(b) hereof (unless the failure results primarily from the Sellers themselves breaching any representation, warranty, or covenant contained in this Agreement);

                    (iv)        by either the Buyer or the Sellers if there is in effect any Law that permanently prohibits or prevents the Closing, or if any judgment, order or decree of a competent Governmental Entity enjoining the Closing shall have been entered and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this §7(a)(iv) shall have used its reasonable best efforts to remove such judgment, order or decree; and

                    (v)         by the Buyer or by the Sellers, upon notice to the other, if the Sellers enter into an agreement providing for, or authorize or consummate, a Superior Proposal, but only at a time that is after the third business day following the Buyer’s receipt of written notice from the Sellers advising that the Board of Directors of SCL is prepared to accept a Superior Proposal, specifying the material terms and conditions of the Superior Proposal and identifying the Person making the Superior Proposal.

                    (b)     Effect of Termination.     If any Party terminates this Agreement pursuant to §7(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party and its Affiliates (and their respective stockholders, officers, directors, employees, agents and representatives) to any other Party and its respective Affiliates (and their respective stockholders, officers, directors, employees, agents and representatives), except that §§5(j), 7(c), 9(a), 9(g), 9(h) and 9(k) and any related definitional provisions shall survive indefinitely, and except with respect to willful and material breaches of this Agreement prior to the time of such termination.  If this Agreement is terminated prior to Closing, (i) each Party will redeliver all documents, work papers and other materials of the other Party relating to this Agreement or the transactions contemplated hereby, whether obtained before or after the execution of this Agreement, to the Party furnishing the same, (ii) each Party will destroy all documents, work papers and other materials developed by its accountants, representatives, agents and employees in connection with the transactions contemplated hereby which embody any proprietary information or trade secrets furnished by any Party hereto or deliver such documents, work papers and other materials to the Party furnishing such proprietary information or trade secrets or excise such proprietary information or trade secrets therefrom, and (iii) all information received by any Party hereto with respect to the business of the other Party (other than information which is a matter of public knowledge) shall not at any time be used for any personal advantage or disclosed by such Party to any third person to the detriment of the Party furnishing such information.

                    (c)     Payment Upon Certain Termination.     If this Agreement is terminated as provided by §7(a)(v), then the Sellers will pay to the Buyer, within 30 days of the termination date, as liquidated damages and not as a penalty, the amount of $7,500,000.  The Parties agree that the provisions of this §7(c) are reasonable in light of the costs and expenses borne and to be borne by the Buyer in furtherance of the negotiation and consummation of the transaction contemplated hereby and the losses and competitive disadvantage the Buyer would suffer as a result of devoting significant attention to consummation of the transaction contemplated hereby to the exclusion of pursuing other business opportunities.

          8.   Survival; Indemnification.

                    (a)     Survival of Representations and Warranties and Covenants.     (i) All of the representations and warranties of the Sellers and the Buyer contained in §3 and §4 above (other than those contained in §§3(e), 3(p), and 3(u)) shall survive the Closing hereunder and continue in full force and effect for a period of two (2) years thereafter (the “General Survival Period”) and (ii) the representations and warranties of the Sellers contained in §§3(e), 3(p), and 3(u) above, shall survive the Closing hereunder and continue in full force in effect until the expiration of the applicable statute of limitations (the “Special Survival Period”) and no Person may seek indemnification under this §8 with respect to a breach of a representation or warranty after the expiration of the General Survival Period or Special Survival Period, as applicable.  In the event that an Indemnified Party provides written notice in accordance with §9(g) hereof to the Indemnifying Party with respect to a specific claim within the applicable survival period, and such claim has not been finally resolved before the expiration of the applicable survival period, any representation or warranty that is the basis for such claim (or, in the case of a class action or a series of related claims arising out of substantially the same facts and circumstances as such claim, all such related claims) shall continue to survive and shall remain a basis for indemnity only as to such specific claim (or, in the case of a class action or a series of related claims arising out of substantially the same facts and circumstances as such claim, all such related claims) until such claim is finally resolved.  The Parties’ respective covenants and agreements to be performed at or after the Closing Date contained in this Agreement shall survive indefinitely unless otherwise set forth herein; provided, however, that any such survival shall not be deemed, directly or indirectly, to affect the General Survival Period or the Special Survival Period applicable to the representations and warranties.

                    (b)     Indemnification by the Sellers.

                    (i)          Subject to the limitations of §§8(e) and (f), the Sellers agree to indemnify the Buyer and its officers, directors, employees and stockholders (collectively, the “Buyer Indemnified Parties”) and hold them harmless against any Adverse Consequences, which any of the Buyer Indemnified Parties suffer, sustain or become subject to, as a result of (x) any breach of any of the representations and warranties of the Sellers contained in this Agreement, or (y) any breach of, or failure to perform, any agreement of the Sellers contained in this Agreement (collectively, “Buyer Losses”).

                    (ii)         The Sellers agree to indemnify the Buyer Indemnified Parties from and against any Adverse Consequences, without regard to any survival period, that the Buyer Indemnified Parties suffer resulting from, or caused by the failure to satisfy, the Retained Liabilities.

                    (c)     Indemnification by the Buyer.

                    (i)          Subject to the limitations of §§8(e) and (f), the Buyer agrees to indemnify the Sellers, and their respective officers, directors, employees and stockholders (collectively, the “Seller Indemnified Parties”) and hold them harmless against any Adverse Consequences which any of the Seller Indemnified Parties suffer, sustain or become subject to as a result of (x) any breach of any of the representations and warranties of the Buyer contained in this Agreement and (y) any breach of, or failure to perform, any agreement of the Buyer contained in this Agreement (collectively, “Seller Losses”).

                    (ii)         The Buyer agrees to indemnify the Seller Indemnified Parties from and against any Adverse Consequences, without regard to any survival period, that the Seller Indemnified Parties suffer resulting from, or caused by the failure to satisfy, the Assumed Liabilities.

                    (d)     Method of Asserting Claims.     As used herein, an “Indemnified Party” shall refer to a Buyer Indemnified Party or Seller Indemnified Party, as the case may be, and the “Indemnifying Party” shall refer to the party or parties hereto obligated to indemnify such Indemnified Party.

                    (i)          In the event that any of the Indemnified Parties is made a defendant in or party to any action or proceeding, judicial or administrative, instituted by any third party the liability or the costs or expenses of which are Adverse Consequences (any such third party action or proceeding being referred to as a “Claim”), the Indemnified Party shall give the Indemnifying Party prompt notice thereof.  The failure to give such notice shall not affect any Indemnified Party’s ability to seek reimbursement unless such failure has materially and adversely affected the Indemnifying Party’s ability to successfully defend a Claim.  The Indemnifying Party shall be entitled to contest and assume the defense of such Claim and to be represented by attorneys of its own choosing, which attorneys are reasonably acceptable to the Indemnified Party. Notice of the intention so to contest and defend shall be given by the Indemnifying Party to the Indemnified Party within thirty (30) days after the Indemnified Party’s notice of such Claim.  The Indemnified Party shall be entitled at any time, at its own cost and expense (which expense shall not constitute an Adverse Consequence), to participate in such contest and defense and to be represented by attorneys of its own choosing, which attorneys shall be reasonably acceptable to the Indemnifying Party; provided, however, that the reasonable costs and expenses of the Indemnified Party prior to the Indemnified Party electing to defend such claim will be an Adverse Consequence.  If the Indemnified Party elects to participate in such defense, the Indemnified Party will cooperate with the Indemnifying Party in the conduct of such defense.  If the Indemnifying Party elects not to defend a Claim, whether by not giving the Indemnified Party timely notice as provided by this §8(d)(i) or otherwise, then the Indemnified Party will have the sole power to direct and control such defense, with counsel of the Indemnified Party’s choosing.  Neither the Indemnified Party nor the Indemnifying Party may concede, settle or compromise any Claim without the consent of the other party, which consent will not be unreasonably withheld; provided, however, that in the case of any Claim, if the Indemnifying Party requests the Indemnified Party to accept a proposed financial settlement to be paid by the Indemnified Party or compromise with respect to any Claim, and the Indemnified Party withholds its consent thereto, the obligation of the Indemnifying Party to such Indemnified Party under this §8 with respect to such Claim shall not thereafter exceed the aggregate amount that the Indemnifying Party would have paid hereunder in connection with such settlement or compromise (including reimbursable expenses to the date thereof); provided, further, however, and notwithstanding anything else to the contrary contained in this Agreement, the Indemnifying Party will not settle, compromise or offer to settle or compromise any Claim on a basis that would result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any Affiliate thereof or concede the invalidity or unenforceability of, or grant a license to the use of or under, any Intellectual Property without the consent of the Indemnified Party, which consent may not be unreasonably withheld.  If the liability of the Indemnifying Party with respect to a Claim is subject to the Basket Amount and the Basket Amount has not yet been fully satisfied, the Indemnified Party shall reimburse the Indemnifying Party, upon demand of the Indemnifying Party, for any amount actually incurred by the Indemnifying Party in defending such Claim up to the amount of the remaining Basket Amount.

                    (ii)         In the event any Indemnified Party should have a claim against any Indemnifying Party that does not involve a Claim, the Indemnified Party shall deliver a notice of such claim to the Indemnifying Party, setting forth in reasonable detail the identity, nature and estimated amount of Adverse Consequences related to such claim or claims, with reasonable promptness and in any event prior to the expiration of the Indemnifying Party’s indemnification obligation hereunder.  If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party disputes the claim described in such notice, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute for a period of at least thirty (30) days.

                    (e)      Other Indemnification Provisions.     Except for claims based on fraud and except for remedies otherwise expressly provided for in this Agreement, the foregoing indemnification provisions shall be the sole and exclusive remedies of each Party and their respective Affiliates and their respective officers, directors, employees, stockholders, agents and representatives for any breach of any representation, warranty, covenant or agreement by the other Party contained in this Agreement.  Without limitation of the foregoing, the Buyer Indemnified Parties’ rights to indemnification set forth in this §8 for breach of representations and warranties set forth in §3(p) of this Agreement shall constitute the relevant Buyer Indemnified Party’s sole and exclusive remedy for any Liability or Adverse Consequence arising under an Environmental, Health and Safety Requirement, and the Buyer expressly waives and relinquishes, on behalf of itself and all Buyer Indemnified Parties, and their respective successors and any assigns, any and all other rights, claims or remedies such person has or may have against any Seller or its Affiliates under any Environmental, Health and Safety Requirement, as presently in force or hereafter enacted, promulgated or amended.

                    (f)      Limitations on Indemnification.

                    (i)          In addition to the other limitations contained in this Agreement, the Sellers’ indemnification obligations under this §8 are subject to the following terms and conditions:  (i) the Sellers shall be liable to the Buyer Indemnified Parties under §8(b)(i)(x) only if a Buyer Loss for which indemnification is claimed exceeds $50,000 (the “Small Claim Amount”); (ii) the Sellers shall be liable to the Buyer Indemnified Parties under §8(b)(i)(x) only if the aggregate amount of all Buyer Losses under §8(b)(i)(x) exceeds $3,000,000 (the “Basket Amount”), in which case the Sellers shall be obligated to indemnify the Buyer Indemnified Parties only for the excess of the aggregate amount of all such Buyer Losses under §8(b)(i)(x) over the Basket Amount; (iii) in no event shall the Sellers have any liability for indemnification under §8(b)(i)(x) in an aggregate amount in excess of the amount that is twenty percent (20%) of the Purchase Price (the “Cap Amount”); (iv) notwithstanding anything to the contrary in this Agreement, the Seller shall not be obligated to indemnify the Buyer Indemnified Parties for any matter set forth on §8(f) of the Disclosure Schedule); (v) the amount of any indemnification to be paid under this §8 shall be computed after giving effect to any tax benefits realized by the Buyer Indemnified Parties and any insurance proceeds with respect to the Buyer Loss received by the Buyer Indemnified Parties; and (vi) the Sellers shall have no liability for indemnification hereunder for any Buyer Loss arising from a change in any federal, foreign, state or local law or regulation after the Closing Date having a retroactive effect. Any indemnification to which the Buyer Indemnified Parties, but for §8(f)(i)(v) or §8(f)(i)(vi), otherwise would have become entitled hereunder, shall not be taken into account in calculating the Basket Amount.

                    (ii)         In addition to the other limitations contained in this Agreement, the Buyer’s indemnification obligations under this §8 are subject to the following terms and conditions:  (i) the Buyer shall be liable to the Seller Indemnified Parties under §8(c)(i)(x) only if a Seller Loss for which indemnification is claimed exceeds the Small Claim Amount; (ii) the Buyer shall be liable to the Seller Indemnified Parties under §8(c)(i)(x) only if the aggregate amount of all Seller Losses under §8(c)(i)(x) exceeds the Basket Amount, in which case the Buyer shall be obligated to indemnify the Seller Indemnified Parties under §8(c)(i)(x) only for the excess of the aggregate amount of all such Seller Losses over the Basket Amount; (iii) in no event shall the Buyer have any liability for indemnification under §8(c)(i)(x) in an aggregate amount in excess of the Cap Amount; and (iv) the amount of any indemnification to be paid under this §8 shall be computed after giving effect to any tax benefits actually realized by the Seller Indemnified Parties and any insurance proceeds with respect to the Seller Loss actually received by the Seller Indemnified Parties.

                    (iii)        Notwithstanding anything to the contrary in this Agreement, for purposes of determining the indemnification obligations set forth under §8(b) or §8(c), in determining if any Party has breached a representation or warranty contained in §3 or §4 hereof, each representation and warranty made by such Party in this Agreement shall be determined to have been made on the date hereof and at the Closing without any qualifications or limitations as to materiality (including, without limitation, any qualifications or limitations made by reference to a Material Adverse Effect), and the word “material,” the phrase “Material Adverse Effect,” and words of similar import shall be deemed deleted from any such representation or warranty.

                    (g)     Mitigation.     Notwithstanding anything contained herein to the contrary, each Party shall use, and shall cause its Affiliates and the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, to use, reasonable best efforts to mitigate any and all losses in respect of which it may be entitled to indemnification hereunder; provided, that all reasonable costs and expenses of such mitigation shall be deemed to be an indemnifiable loss or Adverse Consequence of such Party.

                    (h)     Subrogation.     After any indemnification payment is made to any Indemnified Party pursuant to this §8, the Indemnifying Party shall, only to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Adverse Consequences to which such payment relates.  Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

          9.   Miscellaneous.

                    (a)     Press Releases and Public Announcements.     Notwithstanding anything herein to the contrary, from the date hereof until the date that is 60 days after the Closing Date, neither Party will issue or cause to be issued a press release or similar public announcement or communication, whether prior or subsequent to the Closing, concerning the transactions contemplated hereby or the execution, performance or terms of this Agreement, unless such press release, similar public announcement or communication is mutually agreed upon by the Parties or is consistent with a prior press release, similar public announcement or communication that was mutually agreed upon by the Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure) and provided, further, however, that nothing in this Agreement shall restrict the Buyer from making product marketing announcements at any time after the Closing.

                    (b)     No Third-Party Beneficiaries.     This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

                    (c)     Entire Agreement.     This Agreement (including the documents entered into simultaneously herewith) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.  Notwithstanding the foregoing, the confidentiality agreement between SDP and the Buyer, dated September 8, 2003, as amended (the “Confidentiality Agreement”), shall remain in full force and effect in accordance with its terms unless and until the Closing.

                    (d)     Succession and Assignment.     This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that the Sellers (if prior to the Closing, with the consent of the Buyer, not to be unreasonably withheld) and the Buyer may at any time, or from time to time, distribute or assign any or all of its rights, interests or obligations, including its rights under this Agreement, to any entity controlling, controlled by or under common control with the Sellers or the Buyer, as applicable, either directly or through one or more of their respective Subsidiaries or Affiliates.  For purposes of this Section, “control” means the ability to make material managerial decisions in the Ordinary Course of Business on behalf of the entity.  Upon any such assignment or transfer and an assumption of all liabilities and obligations of SDP or SDC hereunder by the transferee, SDP or SDC shall be released from any and all liabilities and obligations hereunder.  Upon any such assignment or transfer by the Buyer, the Buyer agrees and acknowledges that it will not be released from any of its liabilities and obligations hereunder.

                    (e)     Counterparts.     This Agreement may be executed in one or more counterparts, each of which shall be deemed, an original but all of which together will constitute one and the same instrument.

                    (f)     Headings.     The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

                    (g)     Notices.     All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if served by personal delivery upon the party for whom it is intended, if delivered by a nationally recognized, overnight courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, and addressed to the intended recipient as set forth below:

If to the Seller:

Scitex Digital Printing, Inc.
3000 Research Boulevard
Dayton, Ohio 45420-4099
Attention: Yosef Zylberberg
Telephone: (937) 259-3000
Fax: (937) 259-3164

Scitex Corporation Ltd.
3 Azrielli Center
Triangular Tower
45 Floor
Tel Aviv, Israel 67023
Attention: Yahel Shachar
Telephone: 972-3-607-5744
Fax: 972-3-607-5756

Copy to:

David Fox, Esq.
Daniel E. Wolf, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Telephone: (212) 735-3000
Fax: (212) 735-2000

If to the Buyer:

Eastman Kodak Company
343 State Street,
Rochester, New York
14650-0211
Attention: General Counsel
Telephone: (585) 724-4322
Fax: (585) 724-9448

Copy to:

Thomas Anderson, Esq.
Harter, Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, New York 14604
Telephone: (585) 231-1106
Fax: (585) 232-2152

All such notices and other communications shall be deemed to have been given and received effective as of: (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of a nationally recognized, overnight courier service, on the business day following dispatch; or (iii) in the case of a facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, on the date of such delivery.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

                    (h)     Governing Law; Venue; Jurisdiction.

                    (i)          This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  Any proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may only be brought against any of the Parties in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

                    (ii)         SCL hereby irrevocably designates, appoints and empowers Skadden, Arps, Slate, Meagher & Flom LLP as its designee, appointee and agent to receive for and on its behalf, service of any and all legal process, service of any and all legal process, summons, notices and documents which may be served in any action or proceeding.  If for any reason such designee, appointee and agent shall cease to be available to act as such, SCL agrees to designate a new designee, appointee and agent on the terms and for the purposes of this provision reasonably satisfactory to the Buyer.

                    (i)      Amendments and Waivers.     No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and each Seller.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

                    (j)      Severability.     Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

                    (k)     Expenses.     Except as otherwise provided herein, each of the Buyer and the Sellers will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby (whether consummated or not).

                    (l)      Construction.     The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean “including without limitation.”

                    (m)     Incorporation of Exhibits and Schedules.

(i) The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

                    (ii)         It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not material for purposes of this Agreement.

                    (iii)        Any matter disclosed on any one Disclosure Schedule pursuant to a provision, sub-provision, section or subsection of this Agreement shall be deemed to be disclosed for all other purposes of this Agreement and the other sections of the Disclosure Schedule to the extent the applicability of such matters is apparent to such other section of the Disclosure Schedule.

                    (n)     Bulk Transfer Laws.     The Buyer acknowledges that the Sellers will not comply with the provisions of Article 6 of the Uniform Commercial Code or of any similar bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

                    (o)     Reliance.     The Buyer acknowledges that it is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating independently the merits, risks and suitability of entering into this Agreement and the transactions contemplated hereby.  The Buyer is dealing with the Sellers on a professional arm’s-length basis and has expertise in assessing tax, legal, jurisdictional, regulatory and other risks associated with entering into this Agreement and the transactions contemplated hereby.  The Buyer further acknowledges that it itself has been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into, and in connection with this Agreement and the transactions contemplated hereby it has made such an independent appraisal and assessment of, the financial condition, creditworthiness, affairs, status and nature of the Acquired Assets and the Business and it is not relying, and will not hereafter rely, on the Sellers, any affiliate or representative of the Sellers or any other third party with respect to such appraisal or assessment or to update it with respect to such matters or to keep such matters under review on its behalf.  The Buyer agrees that it will waive any claim, action or proceeding of any kind whatsoever alleging, and it hereby agrees that it will not assert in any claim, action or proceeding, that it relied on any financial data, statements, claims, projections, forecasts or other information in entering into this Agreement or consummating the transactions contemplated hereby, except for any claim, action or proceeding based on the representations and warranties set forth in §3 of this Agreement or any breach of a covenant set forth in this Agreement.

                    (p)     Facsimiles.     The Parties agree that facsimile copies of signatures shall be deemed originals for all purposes hereof and that a Party may produce such copies, without the need to produce original signatures, to prove the existence of this Agreement in any proceeding brought hereunder.

                    (q)     Guaranty.     SCL hereby guarantees the full and prompt performance of SDP’s obligations under this Agreement and the obligations of any party to whom obligations of SDP or SCL hereunder are assigned pursuant to §9(d) (in which case, if reasonably requested, SCL will deliver a customary stand-alone instrument of guarantee).

                    (r)     Subsequent Closing.     If all of the conditions to the obligations of the Parties to close set forth in §6 have been fulfilled or waived at a time when the transactions contemplated hereby with respect to one or more Seller Subsidiaries or their respective Businesses (the “Excluded Business”) have not been approved or cleared by the Governmental Entities administering Antitrust Laws in the relevant jurisdiction, the Buyer may exclude the Excluded Business from the Closing.  Such Excluded Business shall be treated as provided in §2(g) above and shall be subject to a separate closing once the necessary approvals or clearances have been obtained to the reasonable satisfaction of the Buyer and the Sellers.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

EASTMAN KODAK COMPANY

By:

Name: Antonio Perez
Title: President and Chief Operating Officer

SCITEX DIGITAL PRINTING, INC.

By:

Name: Nachum Shamir
Title: President and Chief Operating Officer

SCITEX CORPORATION, LTD.

By:

Name: Nachum Shamir
Title: President and Chief Operating Officer

SCITEX DEVELOPMENT CORP.

By:

Name: Nachum Shamir
Title: Preisdent and Chief Operating Officer